Suite 1240, 1140 West Pender Street
Vancouver, British Columbia, V6E 4G1
Tel: (604) 681-8030 Fax: (604) 681-8039

_________________________________________________

INFORMATION CIRCULAR
As at June 18, 2014, unless otherwise noted

FOR THE ANNUAL AND SPECIAL MEETING
OF THE SHAREHOLDERS
TO BE HELD ON JULY 29, 2014

SOLICITATION OF PROXIES

This information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by the management (“Management”) of Alderon Iron Ore Corp. (the “Company” or “Alderon”) for use at the Annual and Special Meeting (the “Meeting”) of the shareholders (the “Shareholders”) of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting, and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed Instrument of Proxy is solicited by Management.  Solicitations will be made by mail and may be supplemented by telephone or other personal contact by regular officers and employees of the Company without special compensation.  The Company does not reimburse Shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals the authorization to execute the Instrument of Proxy.  No solicitation will be made by specifically engaged employees or soliciting agents.  The cost of solicitation will be borne by the Company.  None of the directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Instrument of Proxy are directors or officers of the Company and are nominees of Management.  A Shareholder has the right to appoint a person to attend and act for him/her on his/her behalf at the Meeting other than the persons named in the enclosed Instrument of Proxy.  To exercise this right, a Shareholder should strike out the names of the persons named in the Instrument of Proxy and insert the name of his/her nominee in the blank space provided, or complete another proper form of Instrument of Proxy.  The completed Instrument of Proxy should be deposited with the Company’s Registrar and Transfer Agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The Instrument of Proxy must be dated and be signed by the Shareholder or by his/her attorney in writing, or, if the Shareholder is a company, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a Shareholder may revoke an Instrument of Proxy either by (a) signing another proper form of Instrument of Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed as set out in the notes to the Instrument of Proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the Scrutineer at the Meeting as a Shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS OF THE COMPANY’S SHARES

Only Shareholders whose names appear in the Company’s Central Securities Register (the “Registered Shareholders”) or duly appointed proxyholders are permitted to vote at the Meeting.  Shareholders who do not hold common shares of the Company (the “Common Shares”) in their own name (“Beneficial Shareholders”) are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting.  Beneficial Shareholders who complete and return an Instrument of Proxy must indicate thereon the person (usually a brokerage house) who holds the Common Shares as registered Shareholder.  Management of the Company does not intend to pay for intermediaries to forward to objecting beneficial owners under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary, and in case of an objecting beneficial owner, the objecting beneficial owner will not receive the materials unless the objecting beneficial owner’s intermediary assumes the cost of delivery.

If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in such Shareholder’s name on the records of the Company.  Such Common Shares will more likely be registered under the name of the Shareholder’s broker or agent of that broker.  In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms).  Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers/nominees are prohibited from voting Common Shares for their clients.  The directors and officers of the Company do not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

In accordance with NI 54-101, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Instrument of Proxy to the clearing agencies and intermediaries for onward distribution.  Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings unless the Beneficial Shareholders have waived the right to receive meeting materials.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.  Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the Instrument of Proxy provided by the Company to the Registered Shareholders.  However, its purpose is limited to instructing the Registered Shareholder how to vote on behalf of the Beneficial Shareholder.  Should a Beneficial Shareholder receive such a form and wish to vote at the Meeting, the Beneficial Shareholder should strike out the Management proxyholder’s name in the form and insert the Beneficial Shareholder’s name in the blank space provided.  The majority of brokers now delegate the responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”).  Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and requests Beneficial Shareholders to return the proxy forms to Broadridge.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the

Meeting.  A Beneficial Shareholder receiving a form of proxy with a Broadridge sticker on it cannot use that form of proxy to vote Common Shares directly at the Meeting – the form of proxy must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.  All references to Shareholders in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to Registered Shareholders unless specifically stated otherwise.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Instrument of Proxy will vote the Common Shares in respect of which they are appointed and, where directions are given by the Shareholder in respect of voting for or against any resolution, will do so in accordance with such direction.

If no choice is specified on the Instrument of Proxy with respect to a matter to be acted upon, the Instrument of Proxy confers discretionary authority with respect to the matter upon the proxyholder named on the Instrument of Proxy.  In the absence of any direction in the Instrument of Proxy, it is intended that the proxyholder named by Management in the Instrument of Proxy will vote the Common Shares represented by the Instrument of Proxy in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular.  The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting.

At the time of printing of this Information Circular, Management is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.  However, if any other matters which are not now known to Management should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominee.

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by the Company is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, this Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Shareholders in the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

The Company’s common shares are listed on the NYSE MKT LLC (“NYSE MKT”). Section 110 of the NYSE MKT Company Guide permits the NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. For a description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT see “NYSE MKT Corporate Governance” in the Company’s Annual Information Form for the fiscal year ended December 31, 2013 which is filed as Exhibit No. 1.3 to the Company’s Annual Report on Form 40-F which is filed on EDGAR.

Unless stated otherwise, all references to dollar amounts in this Information Circular are references to Canadian dollars.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

At June 18, 2014, the Company had 130,144,167 Common Shares without par value issued and outstanding.  All Common Shares are of the same class and each carries the right to one vote.  The quorum for a meeting of Shareholders is two persons who are, or represent by proxy, Shareholders holding, in the aggregate, at least five percent of the issued Common Shares entitled to be voted at the meeting.

June 23, 2014 has been determined as the record date as of which Shareholders are entitled to receive notice of and attend and vote at the Meeting.  Shareholders desiring to be represented by proxy at the Meeting must deposit their proxies at the place and within the time set forth in the notes to the Instrument of Proxy in order to entitle the person duly appointed by the proxy to attend and vote thereat.

Other than as set forth below, to the knowledge of the directors and senior officers of the Company, as at June 18, 2014, no Shareholder beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to the Common Shares:

•
Altius Resources Inc. (“Altius”) and its parent, Altius Minerals Corporation, collectively, are the beneficial owners of 32,869,006 Common Shares representing approximately 25.26% of the issued and outstanding Common Shares.

•	Liberty Metals & Mining Holdings, LLC (“LMM”) is the beneficial owner of 18,797,454 Common Shares representing approximately 14.44% of the issued and outstanding Common Shares.

•
Hebei Iron & Steel Group Co., Ltd. (“Hebei”), through its wholly-owned subsidiary, HBIS International Holding (Luxembourg) Co S.A.R.L., is the beneficial owner of 25,858,889 Common Shares representing approximately 19.87% of the issued and outstanding Common Shares

PRESENTATION OF THE FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2013 will be presented to the Shareholders at the Meeting.

FIXING THE NUMBER OF DIRECTORS AND ELECTION OF DIRECTORS

Fixing the Number of Directors

The persons named in the enclosed Instrument of Proxy intend to vote in favour of the ordinary resolution fixing the number of directors on the board of directors of the Company (the “Board of Directors” or the “Board”) at twelve (12).

Election of Directors

Although Management is nominating twelve (12) individuals to stand for election, the names of further nominees for directors may come from the floor at the Meeting.  Each director of the Company is elected annually and holds office until the next annual general meeting of the Shareholders unless that person ceases to be a director before then.  Management proposes to nominate the persons herein listed for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, the Common Shares represented by proxy will, on a poll, be voted for the nominees herein listed.  MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR.  IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED. IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY MANAGEMENT TO VOTE THE PROXY ON ANY POLL FOR THE ELECTION OF ANY PERSON

OR PERSONS AS DIRECTOR UNLESS THE SHAREHOLDER HAS SPECIFIED OTHERWISE IN THE INSTRUMENT OF PROXY.  UNLESS AUTHORITY TO DO SO IS WITHHELD, THE PERSONS NAMED IN THE ACCOMPANYING INSTRUMENT OF PROXY INTEND TO VOTE FOR THE ELECTION OF ALL OF THE NOMINEES.

The Board of Directors of the Company has adopted a policy (“Majority Voting Policy”) stipulating that if the Common Shares voted in favour of the election of a director nominee at a shareholders’ meeting represent less than a majority of the total Common Shares voted for and voted as withheld at the meeting, the director nominee will submit his resignation promptly after such meeting to the Nominating and Corporate Governance Committee’s consideration. After reviewing the matter, the Nominating and Corporate Governance Committee will make a recommendation to the Board, and the Board’s subsequent decision to accept or reject the resignation offer will be publicly disclosed. The director nominee will not participate in any Nominating and Corporate Governance Committee or Board deliberations regarding the resignation offer. The Majority Voting Policy does not apply in circumstances involving contested director elections.

The following table sets out the names of the persons to be nominated for election as directors, the positions and offices which they presently hold with the Company, their respective principal occupations or employment (including during the past five years, if such director nominee is not a presently elected director) and the number of Common Shares which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name, Province or State and Country of Ordinary Residence of Nominee(1)	Principal Occupation and, if not a Presently Elected Director, Occupation during the last Five Years(1)	Period from which Nominee has been a Director	Number of Common Shares Held(2)(3)
Mr. Mark J. Morabito(4) BC, Canada	Executive Chairman of the Company; Chief Executive Officer of King & Bay West Management Corp. (formerly Forbes West Management Corp.)	December 15, 2009	2,014,353
Mr. John A. Baker, Q.C.(5) NL, Canada	Senior Partner of the law firm, McInnes Cooper.	December 10, 2010	Nil(6)
Mr. Brian F. Dalton(7) NL, Canada	Co-Founder, Director, President & Chief Executive Officer of Altius Minerals Corporation.	December 10, 2010	Nil(6)
Mr. David J. Porter(4)(5)(7)(8) ON, Canada	Senior executive/management consultant.	December 10, 2010	Nil
Mr. Tayfun Eldem(4) QC, Canada	President & Chief Executive Officer of the Company.	September 30, 2011	Nil
Ms. Diana Walters(5) New York, USA	President and Chief Executive Officer of LMM, a resource investment company, from January 2010 to date; Managing Partner of Eland Capital, LLC from August 2008 to January 2011.	December 10, 2013	Nil(9)

Name, Province or State and Country of Ordinary Residence of Nominee(1)	Principal Occupation and, if not a Presently Elected Director, Occupation during the last Five Years(1)	Period from which Nominee has been a Director	Number of Common Shares Held(2)(3)
Mr. John Vettese(4)(8) ON, Canada	Corporate finance and M&A lawyer and Deputy Managing Partner of Cassels Brock & Blackwell LLP.	March 28, 2012	25,000
Ms. Zheng Liangjun Beijing, China	Vice President of Hebei Iron & Steel Group International Trade Corp.	September 4, 2012	Nil(10)
Mr. Tian Zejun Beijing, China	Director of the Company since September 2012.	September 4, 2012	Nil(10)
Mr. Lenard F. Boggio(7)(8) BC, Canada	Retired partner from PricewaterhouseCoopers LLP (“PwC”).	February 20, 2013	Nil
Mr. Ian Ashby California, USA	Self-employed adviser from July 2012 to present; President, Iron Ore of BHP Billiton from November 2006 to June 2012.	N/A	Nil
Mr. Adrian Loader London, United Kingdom	Chairman of Oracle Coalfields plc from July 2011 to present; Chairman of Compton Petroleum Corporation from August 2011 to July 2012; Chairman of Candax Energy Inc. from January 2008 to June 2010.	N/A	20,000

(1)	The information as to residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2)
Common Shares beneficially owned (within the meaning of applicable Canadian securities laws), directly and indirectly, or over which control or direction is exercised, at the date hereof, not being within the knowledge of the Company is based upon the information furnished to the Company by individual directors.  Unless otherwise indicated, such Common Shares are held directly.  These figures do not include Common Shares that may be acquired on the exercise of any share purchase warrants or stock options held by the respective directors.

(3)
The directors and nominees, as a group beneficially own (within the meaning of applicable Canadian securities laws), directly or indirectly, 2,059,353 Common Shares representing 1.6% of the total issued and outstanding Common Shares.

(4)	Current member of the Project Finance Committee of the Company.
(5)	Current member of the Nominating and Corporate Governance Committee of the Company.
(6)
Messrs. Baker and Dalton are directors and officers of Altius Minerals Corporation which beneficially owns, directly or indirectly through its subsidiaries, a total of 32,869,006 Common Shares. Messrs. Baker and Dalton are also nominees of Altius Minerals Corporation which has a contractual right to appoint up to three director nominees to the Board of Directors. While Altius holds Common Shares which exceed 20% of the Common Shares outstanding, it has the right to appoint three director nominees. While Altius holds Common Shares which exceed 10% of the Common Shares outstanding, it has the right to appoint one director nominee.

(7)           Current member of the Audit Committee of the Company.
(8)	Current member of the Compensation Committee of the Company.
(9)
Ms. Walters is the President and Chief Executive Officer of LMM which beneficially owns, directly or indirectly a total of 18,797,454 Common Shares. Ms. Walters is also the nominee of LMM which has a contractual right to appoint one director nominee to the Board of Directors provided that LMM holds at least 7.5% of the Common Shares, on a fully diluted basis but excluding any Common Shares issued after January 11, 2012 pursuant to any equity compensation plan of the Company.

(10)
 Ms. Zheng is a Vice President of a subsidiary of Hebei. Hebei, through its wholly-owned subsidiary, HBIS International Holding (Luxembourg) Co S.A.R.L., is the beneficial owner of 25,858,889 Common Shares. Ms. Zheng and Mr. Tian are also nominees of Hebei which has a contractual right to appoint up to two director nominees to the Board of Directors. For so long as Hebei owns directly or indirectly, 17.0% or more of the Common Shares, Hebei shall be entitled to designate two nominees for election or appointment to the Board of Directors and for so long as Hebei owns directly or indirectly, less than 17.0% of the Common Shares but 7.5% or more of the Common Shares, Hebei shall be entitled to designate one nominee for election or appointment to the Board of Directors.

Penalties and Sanctions

Other than as disclosed below, no proposed director of the Company is, or within the 10 years prior to the date of this Information Circular, has been, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a) while that person was acting in that capacity, was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(b) was the subject of a cease trade or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer, that resulted from an event that occurred while that person was acting in such a capacity.

Other than as disclosed below, no proposed director of the Company is, or within the 10 years prior to the date of this Information Circular, has been, a director or executive officer of any company (including the Company) that while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Other than as disclosed below, no proposed director has individually, within the 10 years prior to this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or Shareholder.

Other than as disclosed below, no proposed director of the Company has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Brian Dalton and John A. Baker are directors of Newfoundland and Labrador Refining Corporation (“NLRC”) which, on June 18, 2008, filed a Notice of Intention to Make a Proposal with the Office of the Superintendent of Bankruptcy.  On October 17, 2008, NLRC submitted a proposal to its creditors for a maintenance and care plan for up to 36 months.  Under the maintenance and care plan, it was proposed that ongoing costs be kept to a minimum and that all refinery permits would be kept in good standing until such time as its refinery project could be sold or financed when economic conditions improved.  In addition, it was proposed that all creditors’ claims would be deferred until the end of the maintenance and care period or until the project obtains financing.  On November 20, 2009, the Supreme Court of Newfoundland and Labrador accepted the proposal and dismissed all further requests for creditors’ claim adjustments for voting purposes.

STATEMENT OF EXECUTIVE COMPENSATION

Definitions

For the purposes of this Information Circular:

“Chief Executive Officer” or “CEO” of the Company means an individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

“Chief Financial Officer” or “CFO” of the Company means an individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year;

“Executive officer” of the Company for the financial year, means an individual who at any time during the year was:

(a)	a chair, vice-chair or president of the Company;

(a.1)	a chief executive officer or chief financial officer of the Company;

(b)	a vice-president of the Company in charge of a principal business unit, division or function including sales, finance or production; or

(c)	performing a policy-making function in respect of the Company.

“equity incentive plan” means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of IFRS 2 Share-based Payment;

“incentive plan” means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period;

“incentive plan award” means compensation awarded, earned, paid, or payable under an incentive plan;

“NEO” or “Named Executive Officer” means each of the following individuals:

(a)	the CEO;

(b)	the CFO;

(c)
each of the three most highly compensated executive officers of the Company, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and

(d)
each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year;

For the purposes of this Information Circular, the following executive officers are the Named Executive Officers for the year ended December 31, 2013:

1.           Mark J. Morabito, Executive Chairman;

2.           Tayfun Eldem, President & Chief Executive Officer;

3.           François Laurin, Chief Financial Officer;

4.           Keith Santorelli, Former Chief Financial Officer;

5.           Brian Penney, Chief Operating Officer; and

6.           Bernard Potvin, Executive VP, Project Delivery.

“non-equity incentive plan” means an incentive plan or portion of an incentive plan that is not an equity incentive plan;

“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

“plan” includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons; and

“share-based award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation Discussion and Analysis

About the Company

The Company is a development stage company focused on the development of the Kami Iron Ore Project (“Kami Project”) located in western Labrador. The Kami Project is owned 75% by the Company and 25% by Hebei. The Kami Project is a development-stage iron ore property on which a feasibility study has recently been completed. The Company’s primary objective is to bring the Kami Project into production. To execute all aspects of its objective, the Company is building a team of mining professionals with experience and technical knowledge in mineral exploration, development, construction, mine operations, environmental compliance, corporate development and financial management.

Compensation Philosophy and Objectives

Effective October 3, 2011, the Company formed the Compensation Committee to oversee matters relating to executive compensation.  Accordingly, as of October 3, 2011, the Compensation Committee began recommending to the Board the base salaries, performance bonuses and stock options to be granted to the Named Executive Officers. With reference to the Compensation Committee’s recommendations, the Board is responsible for approving the compensation of the Named Executive Officers.

The Company’s executive officers have significant influence over the Company’s corporate performance and creating value for Shareholders. Over the past decade, the demand for mining executives with requisite experience and skills has significantly increased, due in part to the increasing global demand for commodities, but also due to the fact that the mining industry as a whole is facing a shortage of qualified talent. A declining number of graduates from mining related programs and the decrease of talent and knowledge as a result of retirement and turn-over have all contributed to the shortage.  As a result, the Company operates in a highly competitive market for key executives and the attraction and retention of experienced and talented executives is one of the key objectives of the Company’s executive compensation program.

In order to retain a competent, strong and effective management group focused on the Company’s growth strategy, corporate performance, risk management and the creation of Shareholder value, in a very tight and competitive market, it is important that the Company’s executive compensation program provides  executives  with  the  proper  incentives  and  is  competitive  with  compensation  paid  to executives having comparable responsibilities and experience at other companies engaged in the same or similar lines of business as the Company. The objectives of the Company’s executive compensation program are to recognize the need to attract and retain high caliber executives by providing competitive salaries; reward performance in achieving pre-determined objectives by providing bonus awards; and motivate executives to remain with the Company and enhance Shareholder value through long-term incentives in the form of stock options. In keeping with this philosophy, the main objectives of the executive compensation programs are to:

•	pay for performance by rewarding the attainment of goals and objectives;

•	attract and retain motivated and quality executive officers to drive long term Shareholder value;

•	develop a sense of proprietorship;

•	build flexibility in programs to accommodate the cyclical nature of the mining industry; and

•	align programs to business needs, structure and culture.

In  2011, the Company retained a compensation consultant to review compensation packages provided to executive officers and senior Management of the Company, including the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer (See “Compensation Consultant” below for further details). Based on the review conducted by the compensation consultant and recommendation of the Compensation Committee, the Company implemented a general compensation framework in effect for its December 31, 2012 fiscal year and that the Company continues to follow. The executive  compensation  framework formulated by the Compensation Committee comprises three components: base salary, annual cash bonus and long-term incentive in the form of stock options. A portion of the annual cash bonus is directly related to the overall performance of the Company.

Compensation Elements

The following summarizes the three aspects of compensation provided to Named Executive Officers:

Base Salary

Base salary or fees are a fixed element of compensation that are payable to each Named Executive Officer for performing his or her position’s specific duties. While base salary or fees are intended to fit into the Company’s overall compensation objectives by serving to attract and retain talented executive officers, the size of the Company and the nature and stage of its business also impacts the level of base salary or fees. In determining the base salary or fees of an executive officer, the Compensation Committee and the Board consider the following factors: the recommendation of the President & Chief Executive Officer of the Company (other than with respect to the compensation of the President & Chief Executive Officer); the particular responsibilities related to the position; the experience level of the executive officer; the difficulties in recruiting new talent; and competitiveness with base salaries paid for similar positions in the mining industry.

In respect of the base fees paid to the President & Chief Executive Officer, the Board also considered salaries or consulting fees paid to other chief executive officers in the mining industry, the President & Chief Executive Officer’s contribution toward the Company’s achievement of business goals and objectives for the previous financial year.

In respect of the base fees paid to the Executive Chairman, until October, 2012, he received base fees of $16,667 per month. The majority of the Executive Chairman’s compensation came through the grant of discretionary performance bonuses. After October 2012, the base fees received by the Executive Chairman were increased to $41,667 as a result of his increased time commitments to the affairs of the Company, with the intention that the quantum of discretionary performance bonuses would be decreased and based on the fact that the base fees had not changed since his initial engagement by the Company in March 2010.

There is no mandatory framework that determines which of the above-referenced factors may be more or less important and the emphasis placed on any of these factors is at the discretion of the Board and may vary among the executive officers.  Details of the base salaries paid to the Named Executive Officers during the years ended December 31, 2013, 2012 and 2011 are listed in the “Summary Compensation Table” below.

The Company makes reference to salary surveys that are published by various organizations that set out a broad comparison of the salary and compensation programs of various companies. When the general compensation framework that the Company follows was implemented for the 2012 fiscal year, the Compensation Committee reviewed the Coopers Consulting Ltd. National Mining Industries Salary Survey dated July 2011 (the “Coopers Survey”). The Coopers Survey provides an analysis of the compensation paid to mining executives in Canada. There were numerous companies surveyed in the Coopers Survey and the Compensation Committee made reference to the results of the Coopers Survey generally without benchmarking to a specific group of companies within the survey.

During fiscal 2013, the Compensation Committee reviewed a survey prepared by Coopers Consulting Ltd. titled Forecast Salary Budget Adjustments 2013 – North American Mining Industry and dated November 12, 2012. This survey was based on responses received from 73 companies in the North American mining industry regarding forecasted salary adjustments. Based on the results of this survey, which are presented on an aggregate basis and not separated by company, the Compensation Committee recommended, and the Board of Directors approved, the following salary increases for fiscal 2013 for the Named Executive Officers:

Named Executive Officer	2013 Base Salary/Fees ($)(3)	Increase from 2012 Base Salary
Executive Chairman(1)	500,000	0.0%
President & Chief Executive Officer	386,250	3.0%
Chief Financial Officer(2)	243,500	3.6%
Executive VP, Project Delivery	255,000	6.3%
(1)	The Executive Chairman’s base salary was increased in October 2012.
(2)
This was the salary for Mr. Keith Santorelli, who resigned effective June 17, 2013. He was replaced by Mr. Francois Laurin on June 17, 2013 who received an annualized salary of $290,000. In determining Mr. Laurin’s salary, reference was made to Mr. Santorelli’s salary and the Compensation

Committee determined that Mr. Laurin should receive a higher salary based on his significant experience and also as a result of negotiation with Mr. Laurin regarding the terms of his employment.
(3)
The Chief Operating Officer was appointed on May 1, 2013 with an annualized salary of $275,000. Mr. Penney’s salary was determined based on the fees he received in his prior role as President & Chief Executive Officer of Ridgemont Iron Ore Corp. and through negotiation with Mr. Penney regarding the terms of his employment.

During the first quarter of 2014, the Compensation Committee reviewed the survey prepared by The Bedford Consulting Group Inc. entitled “Canadian Mining Industry Report” and dated November 2013 (the “Bedford Survey”). This survey contains a summary of the compensation practices of 165 companies in the mining industry, ranging for junior, mid-tier, and major firms that are publically listed in Canada and internationally. These companies range in stage of evolution (exploration, development, production) and commodity focus (gold, silver, copper, etc.). The Compensation Committee made reference to the general results of the Bedford Survey for companies that have corporate assets between $200 million and $500 million, without making reference to any specific companies within that group. The Bedford Survey lists the following companies as having corporate assets between $200 million and $500 million.

Companies with Assets Between $200 Million and $500 Million
Alexco Resource Corporation	Amerigo Resources Ltd.	Augusta Resources Corp.
Aura Minerals Inc.	Brigus Gold Corp.	Canada Lithium Corp.
Claude Resources Inc.	Colossus Minerals Inc.	Crocodile Gold Corp.
Denison Mines Corp.	Endeavour Silver Corp.	Fortuna Silver Mines Inc.
General Moly, Inc.	Guyana Goldfields Inc.	Ivernia Inc.
Kirkland Lake Gold Inc.	Labrador Iron Mines Holdings Limited	Largo Resources Ltd.
Lucara Diamond Corp.	Mawson West Ltd.	MBAC Fertilizer Corp.
Mercator Minerals Ltd.	Monument Mining Limited	Nautilus Minerals Inc.
North American Palladium Ltd.	Orvana Minerals Corp.	Platinum Group Metals
Premier Gold Mines Ltd.	Rio Alto Mining Ltd.	Romarco Minerals Inc.
Rubicon Minerals Corp.	Sabina Gold & Silver Corp.	San Gold Corporation
Seabridge Gold, Inc.	Stornoway Diamond Corporation	St. Andrew Goldfields Ltd.
Trevali Mining Corporation	Veris Gold Corp.

Based on this review, the Compensation Committee recommended, and the Board of Directors approved, the following base salaries for the Company’s Named Executive Officers for the fiscal year ending December 31, 2014.

Named Executive Officer	2014 Base Salary/Fees ($)	Increase from 2013 Base Salary
Executive Chairman	500,000.00	0.0%
President & Chief Executive Officer	397,837.50	3.0%
Chief Financial Officer	301,500.00	4.0%
Chief Operating Officer	284,750.00	3.5%
Executive VP, Project Delivery	262,750.00	3.0%

Based on the results of the Bedford Survey, the salary for the President & Chief Executive Officer is approximately 2% above the median Chief Executive Officer salary for companies with a similar amount of corporate assets as the Company. The salary for the Chief Financial Officer is approximately 7% above the median Chief Financial Officer salary for companies with a similar amount of corporate assets as the Company. The salary for the Chief Operating Officer is approximately 3% below the median Chief Operating Officer salary for companies with a similar amount of corporate assets as the Company. The salary for the Executive VP, Project Delivery is approximately 14% below the median Vice President, Operations salary for companies with a similar amount of corporate assets as the Company. The Bedford Survey does not contain results for the Executive Chairman position; however, when compared to the results for the Chief Executive Officer position, the annual base fees of the Executive Chairman of the Company are approximately 28% above the median Chief Executive Officer salary for companies with a similar amount of corporate assets as the Company.

Bonus Payments

General

The Company’s Named Executive Officers are entitled to participate in an annual cash bonus plan that provides the Named  Executive  Officer  with  the opportunity to receive  a cash-based performance bonus as a certain percent of his Annual Salary (the “Target Bonus”) based on the Named Executive Officer’s contribution, as determined by the Board, to the achievement of Company goals established by the Board prior to or at the beginning of each calendar year and the Company’s performance and financial  condition. The Target Bonus as a percentage of base salary for which each Named Executive Officer was eligible in fiscal 2013 is set forth in the following table. Target Bonus amounts for fiscal 2014 remain the same. The purpose of the Bonus Target is to provide a targeted bonus amount that a Named Executive Officer will receive if he meets all of his goals and objectives for the fiscal year. The actual bonus paid can exceed the Bonus Target if the performance of the Named Executive Officer results in him exceeding his goals and objectives. Bonus Targets are not benchmarked against any comparison group.

Named Executive Officer	2013 Bonus Target (% of Base Salary)
Executive Chairman	N/A(1)
President & Chief Executive Officer	75%
Chief Financial Officer	50%
Chief Operating Officer	50%
Executive VP, Project Delivery	50%

(1)	Although the Executive Chairman does not have a Target Bonus, he is entitled to a bonus under the annual cash bonus plan in an amount determined by the Compensation Committee.

Executive Chairman

The Executive Chairman’s performance is evaluated against the matters for which he has primary responsibility as set out in his Position Description and the Company’s Statement of Division of Responsibilities between the Executive Chairman and President & Chief Executive Officer. These matters include the following: (a) aboriginal engagement and consultation, (b) capital markets and equity/debt financing, (c) federal government relations, (d) provincial government relations, (e) Hebei relationship, (f) off-take transactions and financing, and (g) Board leadership.  The Company does not currently prescribe a set of formal objective measures for these matters to determine discretionary bonus entitlements. Rather, the Compensation Committee and the Board reviews the Executive Chairman’s actual contributions to each of these matters during the fiscal year and determines his discretionary bonus entitlement on a subjective basis.

President & Chief Executive Officer

The Company has established a formal set of annual objectives and performance plan for the President & Chief Executive Officer. For the year ended December 31, 2013, the objectives for the President & Chief Executive Officer are set forth in the table below:

Objectives	Weight(1)
Power: Conclude all steps necessary to secure power for the Kami Project including: (a) confirmation of power availability and delivery by Nalcor; (b) Stage III engineering and cost estimate for the new transmission line; (c) Formal Power Purchase Agreement including mutually acceptable security arrangements; and (d) Public Utilities Board exemption.	25%
Environmental Assessment: Achieve release from Provincial and Federal Environmental Assessment while addressing all stakeholder concerns put forward during the process.	25%
Financing: Lead or participate in financing efforts including: (a) marketing meetings and presentations at key investment forums/conferences; (b) introduction to and negotiations with strategic partners with emphasis on terms of offtake deal; (c) co-leading debt and equity financing with Executive Chairman; and (d) establishing Kami concentrates value proposition for potential offtake partners and the broader market.	10%
Management of Hebei Relationship: Proactively manage the relationship to ensure respective interests/needs are addressed without compromising the overall success of the Kami Project: (a) involve Hebei in procurement of appropriate materials and services from China with the objective of reducing overall project costs; (b) ensure Hebei’s monthly reporting needs are met; (c) present and defend feasibility study results; and (d) create opportunities for Hebei to get involved in engineering and contribute to project development.	10%
Project Roll-Out & Cash Management: Advance detailed engineering, construction planning, procurement and team build out while ensuring cash burn aligns with the financing efforts and healthy cash buffer is maintained.	15%
Provincial and Municipal Agreements: Conclude agreements with Municipalities and Provincial Government.	10%
Rail Negotiations: Advance rail negotiations in sync with the overall project development.	5%

(1)	Weighting given to each performance factor in determining bonus payments for performance in 2013.

Other Named Executive Officers

For the Chief Financial Officer, Chief Operating Officer and Executive VP, Project Delivery, the Company does prescribe a set of formal objective measures to determine discretionary bonus entitlements. A summary of the objectives for these Named Executive Officers is set out in the table below.

Named Executive Officer	Summary of Objectives for the year ended December 31, 2013
Chief Financial Officer
-Play a leadership role in preparing and executing a financing strategy for the Kami Project through 2015 and secure approval of the financing strategy from Alderon’s Board of Directors.
-Continue ongoing discussions and negotiations with potential providers of leasing solutions for mining equipment and railcars.
-Ensure the full transition of Alderon’s IT function (infrastructure / support) and the implementation of a new ERP (accounting / finance modules only).
-Review the insurance program and insurance broker relationships and make appropriate recommendations.
-Review the banking and cash management relationship and make appropriate recommendations.
-Implement a forecast/budgeting plan by month up to the end of 2014 and report actual results against it on a timely basis for Management and Board level.

Chief Operating Officer
-Position Alderon to secure rail transportation on the QNS&L & CFA Railways
-Deliver Alderon’s power requirements including facilitating negotiations on transmission line construction and a power purchase agreement.
-Secure opportunities to defer pre-production capital on infrastructure and equipment through strategic operating contracts with respect to infrastructure, milling equipment and maintenance facilities.
-Develop and commence operational readiness plan for mining, identifying timing for key milestones.
-Develop protocol and sign off procedure for key decisions during project development, identify opportunities to lower capital and improve schedule, and operate as a liaison with key stakeholders.

Executive VP, Project Delivery
-Command and lead the work the project team is carrying out.
-Provide guidance and education on project execution to the environmental assessment and finance teams.
-Support closing of the transaction with Hebei.
-Finalize negotiations for the Engineering Procurement and Construction Management Agreement.
-Complete the owner’s team build-up at a level assuring adequate control of all project activities.
-Prepare to commence construction as soon as permits are received.

In addition, each of the Chief Financial Officer, Chief Operating Officer and Executive VP, Project Delivery, are evaluated based on their collaboration and independence & self-motivation. With respect to collaboration each executive is evaluated on his sharing of knowledge regarding industry best practices, building of sustainable relationships both inside and outside of the Company, drawing upon experience of others inside and outside of the Company, acting in the best interests of the Company and recognizing and rewarding collaborative behaviours amongst peers and subordinates. With respect to independence & self-motivation, each executive is evaluated on his taking ownership of his decisions and personal performance, demonstrating tenacity and resilience in overcoming obstacles, seeking opportunities for and accepting feedback and constructive criticism, understanding the impact of his behaviour on others, exhibiting self-confidence, humility, energy and drive and acting decisively when tough decisions are required or a quick response is essential to the best interests of the Company.

Unlike the President & Chief Executive Officer, a weighting system has not been implemented with respect to these objectives and as a result the performance of these Named Executive Officers is evaluated based on their attainment of the individual objectives as a whole. The performance of each of these Named Executive Officers is evaluated on a scale of one to five which is set out below. The Named Executive Officer is given an overall score between one and five and this score is then used to determine the amount of bonus to be received by the Named Executive Officer relative to their Target Bonus. In general, a Named Executive Officer will be awarded his full Target Bonus if he achieves an overall score of four. If a Named Executive Officer receives a score greater than four, generally his bonus will be adjusted above the Target Amount.

Scale
One:
Performance does not meet the minimum requirements for this role.  Requires counselling and coaching with respect to work performance.  Consideration must be given to removal from role or termination, as this performance level cannot be accepted.

Two:	Performance meets some but not all requirements of the role. Performance in the role may improve with experience and/or further development.
Three:	Performance meets expectations and all the requirements of the role. Output is generally reliable and solid.
Four:	Performance consistently meets all requirements and frequently exceeds most requirements of the role.
Five:
Performance consistently exceeds requirements of the role.  Superior contribution of the employee is recognised by peers and other staff throughout the organization.  Displays mastery in all aspects of role.  Performance is likely to have changed the nature of the job.  This is a level of performance seldom obtained.

2013 Performance Bonuses

The bonuses awarded for performance during the year ended December 31, 2013 are set out in the table below:

Named Executive Officer	2013 Bonus Target (% of Base Salary)	Annual Bonus amount paid ($)	Bonus amount as % of annual salary (at December 31, 2013)
Executive Chairman	N/A	324,450	65%
President & Chief Executive Officer	75%	324,450	84%

Named Executive Officer	2013 Bonus Target (% of Base Salary)	Annual Bonus amount paid ($)	Bonus amount as % of annual salary (at December 31, 2013)
Chief Financial Officer	50%	86,350	30%(1)
Chief Operating Officer	50%	96,600	35%(2)
Executive VP, Project Delivery	50%	127,500	50%
(1)
The Chief Financial Officer commenced employment with the Company on June 17, 2013 and his annual bonus was pro-rated for the portion of the year that he was employed. On an annualized basis, his annual bonus would represent 55% of his annual salary at December 31, 2013.

(2)
The Chief Operating Officer commenced employment with the Company on May 1, 2013 and his annual bonus was pro-rated for the portion of the year that he was employed. On an annualized basis, his annual bonus would represent 52.5% of his annual salary at December 31, 2013.

Executive Chairman

As noted above, the Executive Chairman is evaluated with respect to his contributions with respect to the following matters: (a) aboriginal engagement and consultation, (b) capital markets and equity/debt financing, (c) federal government relations, (d) provincial government relations, (e) Hebei relationship, (f) off-take transactions and financing, and (g) Board leadership. In evaluating the performance of the Executive Chairman, the Compensation Committee made reference to a detailed list of accomplishments by the Company in 2013 that the Executive Chairman led or contributed to and evaluated his performance on a subjective basis. As the Executive Chairman and the President & Chief Executive Officer worked closely together on many of the major accomplishments of the Company in 2013, the Compensation Committee determined that it was appropriate that they be paid the same bonus amount.

President & Chief Executive Officer

The 2013 performance bonus for the President & Chief Executive Officer was determined in the First Quarter of 2014, by the Board of Directors following recommendations made by the Compensation Committee. In formulating its recommendations, the Compensation Committee reviewed 2013 corporate performance based on the achievement of the various specific objectives that have been established for the President & Chief Executive Officer. The Board of Directors, taking into consideration the recommendations made by the Compensation Committee, made the final determination with respect to the performance and achievement of the objectives by the President & Chief Executive Officer and the bonus that was payable.

The President & Chief Executive Officer achieved, or exceeded expectations with respect to all of his objectives for 2013. As a result of the President & Chief Executive Officer exceeding expectations with respect to the management of Hebei relationship, project roll-out and cash management and concluding agreements with municipalities and the provincial government, he was awarded a bonus equal to 84% of his annual salary, exceeding his bonus target of 75% of his annual salary. In addition, the President & Chief Executive Officer transitioned from a consultant to become a full-time employee of the Company in 2014 and in consideration was awarded a signing bonus of $80,000 ($40,000 of which was paid in 2013 and $40,000 of which will be paid in 2014).

Other Named Executive Officers

The Compensation Committee, in consultation with the President & Chief Executive Officer, also assessed the performance of the other Named Executive Officers (Chief Financial Officer, Chief

Operating Officer, and Executive VP, Project Delivery) and provided recommendations to the Board of Directors. Bonuses for the other Named Executive Officers were determined based on the evaluation framework disclosed above under “Bonus Payments – General”. The results of the evaluation are set out in the table below:

Named Executive Officer	Overall Evaluation Score	Bonus amount as a percentage of Target Bonus amount
Chief Financial Officer	4.5	110%
Chief Operating Officer	4.2	105%
Executive VP, Project Delivery	4.0	100%

In assessing an individual executive’s performance relative to their corporate goals and objectives, each executive’s contribution towards those goals and objectives was reviewed and analyzed in the manner described above.  In addition, during the evaluation process it is recognized that executive officers cannot control certain factors, such as the international market for iron ore.   When applying the performance criteria, factors over which the executive officers could exercise control are considered such as controlling costs, schedule, safety performance, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Company.

Completion Bonus Program

The Company is currently undertaking the financing and construction of the Kami Project. This is a significant undertaking and in order for it to be completed successfully, on time and on budget, a strong and experienced management team is required. Alderon already has such a management team in place; however, due to their experience and expertise there are competing iron ore development and production companies that may attempt to solicit them away from the Company. In order to mitigate this risk and incentivize management to exceed development targets, a senior executive completion bonus program (the “Completion Bonus Program”) has been developed by the Compensation Committee and approved by the Board of Directors. The senior officers that the Completion Bonus Program will apply to are set out below:

•	Tayfun Eldem, President & Chief Executive Officer
•	Brian Penney, Chief Operating Officer
•	Francois Laurin, Chief Financial Officer
•	Bernard Potvin, Executive VP, Project Delivery

The actual bonus payout will be on a graduated system and the payout on achievement of each milestone will be determined based on the performance measured against this graduated system. For each of the three milestones there will be a “threshold” level, “target” level and “exceed” level. The bonus payout at each of the three levels will be threshold (80%), target (100%), exceed (120%). If the threshold level is not achieved, no bonus will be payable for that particular milestone.

Milestone	Exceed (120%)	Target (100%)	Threshold (80%)
Construction Completion – Dumping of first train consisting of concentrate produced from the Kami Project at yard in Sept Îles.	Milestone achieved less than 25 months following official Board decision to commence construction at the Kami Project.	Milestone achieved on or after 25 months, but less than 28 months, following official Board decision to commence construction at the Kami Project.	Milestone achieved on or after 28 months, but less than 31 months following official Board decision to commence construction at the Kami Project.
Total Installed Cost – Total Capital Cost (Feasibility Study budget and activities including the 15% reserve amount and a 3% escalation factor) to complete the construction of the Kami Project.	Total amount is less than Total Installed Cost estimate range.	Total amount is within the Total Installed Cost estimate range.	Total amount exceeds the Total Installed Cost estimate range by less than 10%
Commercial Production – Commercial production is defined a 30 day average production of at least 460,273 tonnes (70% of 8M annual tonnes).	Commercial Production occurs less than 6 months following construction completion.	Commercial Production occurs on or after 6 months, but less than 9 months, following construction completion.	Commercial Production occurs on or after 9 months, but less than 12 months, following construction completion.

The target level payment amount for each milestone is set out in the table below:

Completion Bonus Amount
President & CEO - $500,000
Chief Operating Officer - $250,000
Chief Financial Officer - $250,000
Executive VP, Project Delivery - $250,000

If all “Target” payouts are met for each of the three milestones, the total payout would be $3.75 million or less than 0.5% of the current budget for the Kami Project. If all the “Exceed” payouts are met the Kami Project will come in ahead of schedule and the incremental increase in total payout of $750,000, which represents less than 1% of the amount of funds that would be saved.  Any bonuses paid pursuant to the Completion Bonus Program will be reported as compensation for the year it is paid.

Long-Term Incentives

The Board believes that granting stock options to key personnel encourages retention and more closely aligns the interests of executive Management with the interests of Shareholders. The inclusion of options in compensation packages allows the Company to compensate employees while not drawing on limited cash resources.  Further, the Board believes that the option component serves to further align the interests of Management with the interests of the Shareholders.

The Compensation Committee recommends stock option awards to the Board of Directors after considering input from Management. The Company does not utilize a set of formal objective measures to determine long-term incentive entitlements, rather, long-term incentive grants, such as stock options to the Named Executive Officers are determined in a discretionary manner on a case by case basis, but giving consideration to the relative contribution and involvement of the individual in question as well as the number of options previously granted.  There are no other specific quantitative or qualitative measures associated with option grants and no specific weights are assigned to any criteria individually, rather, the performance of the Company is broadly considered as a whole when determining the number of stock based compensation (if any) to be granted and the Company does not focus on any particular performance metric.

During the year ended December 31, 2013, a total of 350,000 stock options were granted to Named Executive Officers, as follows:

Name	Title	Date of Grant	No. of Stock Options	Exercise Price	Expiry Date
François Laurin	CFO	June 10, 2013	350,000	$1.16	June 10, 2018

Hedging Restrictions

The Company does not have any policies that restrict a NEO or director from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director except that NEOs and directors are prohibited from undertaking any of the following activities under the Company’s Insider Trading Policy:

•
speculating in securities of the Company, which may include buying with the intention of quickly reselling such securities, or selling securities of the Company with the intention of quickly buying such securities (other than in connection with the acquisition and sale of shares issued under the Company’s stock option plan or any other Company benefit plan or arrangement);

•	buying the Company’s securities on margin;

•	short selling a security of the Company or any other arrangement that results in a gain only if the value of the Company’s securities declines in the future;

•	selling a “call option” giving the holder an option to purchase securities of the Company; and

•	buying a “put option” giving the holder an option to sell securities of the Company.

Risk Management and Assessment

The Board is aware that compensation practices can have unintended consequences and is continuously looking at ways to improve how it factors risk management into its compensation decisions. In order to assist the Board of Directors in fulfilling its oversight responsibilities with respect to risk management in terms of the Company’s compensation structure, the Compensation Committee annually reviews the Company’s compensation policies and practices.  As part of its review process, the Committee endeavours to identify any practice that may encourage an executive or employee to expose the Company to unacceptable risk.

With respect to the management of risk, the Board takes a conservative approach to executive compensation, rewarding individuals with additional performance-based compensation dependent upon the success of the Company and when such success can be demonstrated. Care is taken in measuring this success, while ensuring it is achieved within normal operating procedures and standards, including those related to the environment, health, safety and sustainable development.

The nature of the business and the competitive environment in which the Company operates requires some level of risk-taking to achieve growth and desired results in the best interest of stakeholders.  The Company’s executive compensation program seeks to encourage behaviours directed towards increasing long-term value, while limiting incentives that promote excessive risk taking.

In order to mitigate possible risks that may be associated with performance-based compensation, the Company’s performance-based compensation programs generally contain a target for the benefit or payout limit that may be earned by a Named Executive Officer in any given calendar year.  These restrictions include a target payout for performance bonuses, expressed as a percentage of annual salary.  In addition, generally there is a two year vesting period for stock options which mitigates against inappropriate risk taking for short-term gains.

While the variable compensation components are intended to establish a direct link between senior executive compensation and the Company’s financial and non-financial performance, and to reward individual  contributions  to  achieving  the  overall  corporate  objectives  of the development of the Kami Project and enhanced Shareholder value, the target amounts for bonuses in any given calendar year are designed to limit the temptation to take on unmanageable risk and unsustainable performance over the long term.

At present, the Compensation Committee is satisfied that the current executive compensation program does not encourage the executives to expose the business to inappropriate risks. Furthermore, the Compensation Committee is satisfied that the Company’s executive compensation programs provide the necessary framework and governance to align the interest of executives and other key employees, the Company and its stakeholders, and discourages excessive risk taking. The following are examples of some of the actions that have been taken to mitigate the Company’s compensation-related risks:

•	the establishment of a target for annual bonus payments to each Named Executive Officer (except for the Executive Chairman) in any one calendar year; and

•	the establishment of a stock option plan that generally provides for a vesting period of two (2) years from the date of grant.

Performance Graph

The following graph depicts the Company’s cumulative total Shareholder returns in the past five years (to December 31, 2013), assuming a $100 investment in Common Shares on December 31, 2008, compared to an equal investment in the S&P/TSX Composite Index. Alderon does not currently issue dividends. The Common Share performance as set out in the graph does not necessarily indicate future price performance.
As described above, the Compensation Committee considers various factors in determining the compensation of the Named Executive Officers and common share performance is one performance measure that is reviewed and taken into consideration with respect to executive compensation. As an iron ore development company, the Common Share price can be impacted by the market price of iron ore, which can fluctuate widely and be affected by numerous factors that are beyond the Company’s control and difficult to forecast. The Common Share price is also affected by other factors beyond the Company’s control, including general and industry-specific economic and market conditions.

There is no correlation between the trend of Alderon’s stock price and Alderon’s executive compensation. Due to a variety of factors, the Company’s executive compensation has increased over the five year period. Factors contributing to the increase in executive compensation include increased competition for qualified mining executives, the expansion, development and success of the Company over the past five years, and the Company’s need to retain and attract experienced personnel in order to deliver on its long-term strategy to maximize Shareholder value through the responsible growth and development of the Kami Project.

Compensation Governance

Compensation Committee

Members and Independence

The Compensation Committee comprises three directors of the Company, the majority of which are currently independent of the Company for purposes of applicable securities laws and the rules and regulations of the NYSE MKT. On February 19, 2013, Bruce Humphrey resigned as a member of the Board of Directors and Compensation Committee and Lenard F. Boggio was appointed to the Compensation Committee in his place. Accordingly as at the date of this Information Circular, the Compensation Committee is comprised of David Porter, Lenard F. Boggio and John Vettese.  Each of

Messrs. Porter and Boggio, are independent directors for the purposes of applicable securities laws and the rules and regulations of the NYSE MKT and Mr. Humphrey was an independent director before he resigned. Mr. Vettese is not an independent director.

Skills and Experience

The Board believes that each current and former member of the Compensation Committee possesses skills and experience relevant to the mandate of the Compensation Committee. In addition, the members of the Compensation Committee each have skills and experience that enable them to make decisions on the suitability of the Company’s compensation policies and practices.

Committee Member	Relevant Skills and Experience
David Porter
David Porter is a seasoned executive who has served as Vice President Human Resources & Organizational Effectiveness for the Iron Ore Company of Canada.  He has also been responsible for Operations, Safety, Health, Sustainable Development, Communications and Community Relations across the mining and steel sectors for over 33 years. Based on his human resources background, Mr. Porter has an appropriate skill set to make decisions on the suitability of the Company’s compensation policies and procedures.

Lenard F. Boggio
Lenard F. Boggio was a Partner with PwC and its predecessor firm Coopers & Lybrand from 1988 until his retirement from PwC in May 2012. During that time, he was Leader of the B.C. Mining Group of PwC, a senior member of PwC’s Global Mining Industry Practice and an audit practitioner for publicly listed Canadian, U.S. and U.K. mineral resource and energy clients. The scope of his clients’ activities included exploration, development and production stage operations in the Americas, Africa, Europe and Asia. Mr. Boggio has developed significant knowledge with respect to executive compensation policies and procedures.

John Vettese
Mr. Vettese is a corporate finance and M&A lawyer and is the Deputy Managing Partner of Cassels Brock & Blackwell LLP. He is also a member of the firm’s Executive Committee. He has acted and continues to act as lead counsel for several companies in the mining sector. Mr. Vettese routinely advises publicly traded mineral resource companies on executive compensation matters and has developed significant knowledge in this area.

Responsibilities, Powers and Operation

The Compensation Committee’s primary function to assist the Board of Directors in fulfilling its responsibilities by:

•
reviewing and approving and then recommending to the Board of Directors salary or consulting fees, bonus, and other benefits, direct or indirect, and any change-of-control packages of the President & Chief Executive Officer and any other Management individual at that level or above;

•
considering and if deemed appropriate approving, with or without revision,  the recommendation of the President & Chief Executive Officer on the salary or consulting fees, bonus, and other benefits, direct or indirect, and any change-of-control packages of the Chief Financial Officer, Chief Operating Officer and other officers;

•	reviewing compensation of the Board of Directors on at least an annual basis;

•
administration of the Company’s compensation plans, including stock option plans, outside directors compensation plans, and such other compensation plans or structures as are adopted by the Company from time to time;

•	research and identification of trends in employment benefits; and

•	establishment and periodic review of the Company’s policies in the area of Management benefits and perquisites based on comparable benefits and perquisites in the mining industry.

Meetings of the Compensation Committee are held from time to time as the Compensation Committee or the Chairman of the Compensation Committee shall determine. The Compensation Committee may ask members of Management or others to attend meetings or to provide information as necessary.  The Compensation Committee is permitted to retain and terminate the services of outside compensation specialists and other advisors to the extent required, and has the sole authority to approve their fees and other retention terms.

Compensation Consultant

Identity and Mandate of Compensation Consultant

On October 21, 2011, the Company retained WMH & Associates Consultants Ltd. (“WMH”) to review compensation packages provided to executive officers and senior Management of the Company, including the President & Chief Executive Officer, Chief Financial Officer and Chief Operating Officer. Based on the review conducted by WMH, the Company implemented a general compensation framework in effect for its December 31, 2012 fiscal year and that the Company continues to follow, which is described above. On August 9, 2012, Mr. Bill Heath, the principal of WMH, was retained by the Company to act as Executive VP, Human Resources.

In connection with his engagement as Executive VP, Human Resources, Mr. Heath provides the following services:

•
Assisting the Company with the development and implementation of basic policies to govern Human Resources and General Administrative Activities which will form an employment handbook and updating such handbook as required. Such basic policies include, but are not limited to, conducting employment interviews, travel and entertainment, employee relocation, use of outside consultants, office procedures, hours of work and reference checking.

•	In cooperation with the Company’s General Counsel, assisting the Company in the preparation of an employment agreement template.

•
Assisting the Company in the development and implementation of employee salary scales, incentive programs (including the development of guidelines for the granting of incentive stock options), and a comprehensive benefits program.

•	Assisting the Company in the scheduling of employment interviews and the relocation of employees where necessary.

•	Providing such other general human resources, administrative and management consulting services as the Company may request from time to time.

The Company does not have a requirement that the Compensation Committee or Board of Directors pre-approve the services that a compensation consultant provides to the Company at the request of Management.

Fees Paid to Compensation Consultant

During the two most recently completed financial years, and prior to Mr. Heath’s engagement as Executive VP, Human Resources, the following fees have been billed by WMH to the Company:

Financial Year	2013	2012
Executive compensation-related fees	Nil	$6,300
All other fees	Nil	$10,250(1)
Total fees	Nil	$16,550
(1)           All other fees includes amounts paid with respect to consulting advice regarding the introduction of an employee benefits program and a the development and introduction of an employee handbook setting out basic policies and procedures.

Summary Compensation Table

The following table contains information about the compensation paid to, or earned by, those who were during the fiscal year ended December 31, 2013 the Company’s Named Executive Officers.  The Company had six Named Executive Officers during the fiscal year ended December 31, 2013, namely Mark J. Morabito, Tayfun Eldem, Keith Santorelli, François Laurin, Brian Penney and Bernard Potvin.

Name and principal position	Year	Salary	Share-based awards	Option-based awards	Non-equity incentive plan compensation ($)		Pension value	All other compensation	Total compen-sation
		($)	($)	($)(7)	Annual incentive plans(8)	Long-term incentive plans	($)	($)	($)
Mark J. Morabito(1)	2013	Nil	Nil	Nil	324,450	Nil	Nil	500,000	824,450
Executive Chairman	2012	Nil	Nil	Nil	1,200,000	Nil	Nil	275,000	1,475,000
	2011	Nil	Nil	964,810	350,000	Nil	Nil	400,004	1,714,814
Tayfun Eldem(2)	2013	32,187	Nil	Nil	364,450	Nil	Nil	354,063	750,700
President & CEO	2012	Nil	Nil	Nil	525,000	Nil	Nil	356,250	881,250
	2011	Nil	Nil	2,083,780	50,000	Nil	Nil	135,428	2,269,208
Keith Santorelli(3)	2013	150,063	Nil	Nil	Nil	Nil	Nil	Nil	150,063
Former CFO	2012	232,500	Nil	Nil	105,750	Nil	Nil	Nil	338,250
	2011	33,750	Nil	516,874	Nil	Nil	Nil	Nil	550,624
François Laurin(4)	2013	157,083	Nil	160,806	86,350	Nil	Nil	Nil	404,239
CFO	2012	Nil	Nil	Nil	Nil	Nil	Nil	25,000	25,000
	2011	Nil	Nil	144,970	Nil	Nil	Nil	25,000	169,970
Brian Penney(5)	2013	183,333	Nil	Nil	96,600	Nil	Nil	Nil	279,933
COO	2012	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2011	Nil	Nil	1,308,437	Nil	Nil	Nil	152,816	1,461,253
Bernard Potvin(6)	2013	255,000	Nil	Nil	127,500	Nil	Nil	Nil	382,500
Executive VP, Project Delivery	2012	240,000	Nil	Nil	114,000	Nil	Nil	Nil	354,000
	2011	40,000	Nil	458,726	Nil	Nil	Nil	Nil	498,726
(1)
Mr. Mark J. Morabito served as President and CEO of the Company from March 3, 2010 to September 7, 2011. Mr. Morabito was appointed Executive Chairman of the Company on September 7, 2011. Mr. Morabito receives his compensation in the form of consulting fees pursuant to the terms of a consulting agreement dated March 1, 2010, as amended on June 27, 2011 and October 1, 2012. Mr. Morabito also serves as a director of the Company but he does not receive additional compensation for his services as a director.

(2)
Mr. Tayfun Eldem was appointed President and CEO of the Company on September 7, 2011. Until December 1, 2013, Mr. Eldem received his compensation in the form of consulting fees pursuant to the terms of a consulting agreement dated July 4, 2011, as amended on September 7, 2011. Effective December 1, 2013, the consulting agreement was terminated and Mr. Eldem entered into an employment agreement with the Company dated December 1, 2013 pursuant to which he receives an annual salary as an employee of the Company.  Mr. Eldem also serves as a director of the Company but he does not receive any additional compensation for his services as a director.

(3)
Mr. Keith Santorelli was appointed as CFO on November 28, 2011 and resigned as CFO effective June 17, 2013. Mr. Santorelli received his compensation in the form of an annual salary pursuant to the terms of an employment agreement dated October 19, 2011. During 2013, Mr. Santorelli received $119,625 as salary and $30,438 as severance after the Company exercised its option to terminate his employment before the end of his resignation notice period.

(4)
Mr. François Laurin was appointed as CFO of the Company on June 17, 2013.  Mr. Laurin receives his compensation in the form of an annual salary pursuant to the terms of an employment agreement dated June 6, 2013. Mr. Laurin previously received compensation from the Company in 2011 and 2012 as a consultant of the Company.

(5)
Mr. Brian Penney was appointed COO of the Company on April 30, 2013.  Mr. Penney receives his compensation in the form of an annual salary pursuant to the terms of an employment agreement dated April 1, 2013.  Mr. Penney previously served as COO of the Company from May 7, 2011 to December 1, 2011.

(6)
Mr. Bernard Potvin was appointed as Executive VP, Project Delivery on November 7, 2011. Mr. Potvin receives his compensation in the form of an annual salary pursuant to the terms of an employment agreement dated October 26, 2011.

(7)
The value of the option-based awards reflects the fair value of options granted on the dates of grant, which were February 9, 2011, June 13, 2011, July 6, 2011, October 19, 2011, November 1, 2011, June 10, 2013 and December 11, 2013. The fair value of the 2013 option grants was computed using the Black Scholes option pricing model with the following assumptions: a) average risk-free interest rate of 1.15%; b) expected life of 2.5 years; c) the price of the stock on the grant date; d) expected volatility of 63.5% and e) no expected dividend payments. The fair value of the 2011 option grants was computed using the Black Scholes option pricing model with the following assumptions: a) average risk-free interest rate of 1.64%; b) expected life of four years; c) the price of the stock on the grant date; d) expected volatility of 94% and e) no expected dividend payments. The Black Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value. This methodology is consistent with the reporting used in the Company’s financial statements.

(8)	Compensation received in the form of discretionary bonuses earned during the financial year.

Option-based Awards

The only equity compensation plan which the Company has in place is the Company’s stock option plan (the “Plan”). The Plan has been approved by the Toronto Stock Exchange (the “TSX”) and the Shareholders of the Company. The purpose of the Plan is to advance the interests of the Company by encouraging equity participation in the Company through the acquisition of Common Shares.

The key provisions of the Plan can be summarized as follows:

(a)
The maximum number of Common Shares that may be reserved for issuance for all purposes under the Plan is 16,500,000, being approximately 12.68% of the Common Shares issued and outstanding at date of this Information Circular. However, if any option has been exercised, then the number of Common Shares into which such option was exercised shall become available to be issued upon the exercise of options subsequently granted under the Plan.

(b)
Currently the Company has options outstanding that will result in 14,205,000 Common Shares being issuable upon the exercise of such options, which represents approximately 10.91% of the current number of issued and outstanding Common Shares.

(c)
The exercise price per Common Share shall be determined by the Board of Directors at the time the option is granted, but such price shall not be less than the closing price of the Common Shares on the TSX on the last trading day preceding the date on which the grant of the option is approved by the Board of Directors. In the event that the Common Shares are not listed and posted for trading on any stock exchange or other quotation system, the exercise price shall be the fair market value of the Common Shares as determined by the Board of Directors in its sole discretion.

(d)
The Plan provides that options may be granted to directors, employees, corporations that have a right to nominate a director to the Board of Directors, and consultants of the Corporation or any of its designated affiliates.

(e)	The Plan gives discretion to establish, and modify vesting provisions to the Board of Directors, or a committee established thereby.

(f)	The Plan provides that all outstanding options will immediately vest upon a change of control.

(g)
The Plan provides that where a participant is terminated for any reason other than cause or death, options may be exercised no later than 90 days after the termination date, in the case of termination by reason of death, no later than 12 months following the date of death or disability, by the legal representative(s) of the estate of the participant, and in the case of termination for cause, options expire immediately.

(h)
Any amendment to any provision of the Plan shall be subject to any necessary approvals by any stock exchange or regulatory body having jurisdiction over the securities of the Company. The Plan will require Shareholder approval of certain amendments in accordance with the policies of the TSX and NYSE MKT, however, the Board of Directors has the discretion to make the following amendments, which it may deem necessary without having to obtain Shareholder approval:

(i)	for the purposes of making formal minor or technical modifications to any of the provisions of the Plan;

(ii)	to correct any ambiguity, defective provisions, error or omission in the provisions of the Plan;

(iii)	to change the persons who qualify as participants under the Plan;

(iv)	to change any vesting provisions of options;

(v)	to change the termination provisions of the options or of the Plan which does not entail an extension beyond the original expiry date of the options; and

(vi)	to add a cashless exercise feature to the Plan, providing for the payment in cash or securities on the exercise of options;

provided, however, that:

(vii)
no such amendment of the Plan may be made without the consent of such affected Participant (as defined in the Plan) if such amendment would adversely affect the rights of such affected Participant under the Plan; and

(viii)	Shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:

1.	an increase in the number of shares issuable under options granted pursuant to the Plan;

2.	a reduction in the exercise price of an option;

3.	an extension of the term of an option granted under the Plan benefiting an insider (within the meaning of the rules of the TSX) of the Company;

4.	a change to the insider participation limit set forth in the Plan; or

5.	a change to amending provision of the Plan.

Additionally, the Plan contains the following provisions:

(a)
The number of shares issuable to any individual under any security based compensation arrangement of the Company shall not, within a one year period, exceed 5% of the number of shares outstanding immediately prior to the grant of any such option.

(b)
The maximum term for stock options issued pursuant to the Plan cannot exceed 10 years, subject to an automatic extension in the event that the expiry of the term of an option falls within a black out period.

(c)
The number of Common Shares: (i) issued to insiders of the Company, within any one year period, and (ii) issuable to insiders of the Company, at any time, under the Plan, or when combined with all of the Company’s other security based compensation arrangements, will not exceed 10% of the Company’s total issued and outstanding securities.

(d)	An option is personal to an optionee and non-assignable, subject to limited exceptions as set out in the Plan.

(e)
The Plan also provides for adjustments to outstanding options in the event of any disposition of substantially all of the assets of the Company, dissolution or any merger, amalgamation or consolidation of the Company with or into any other company, or the merger, amalgamation or consolidation of any other company with or into the Company.

(f)	The Plan provides for accelerated vesting and accelerated expiry dates in the events of a take-over bid.

(g)
The Plan allows the Company to withhold from any remuneration otherwise payable to a participant any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of their participation in the Plan. This provision of the Plan is necessary as a result of certain proposed amendments to the Income Tax Act (Canada) relating to the taxation of share options which came into effect on January 1, 2011.

(h)
The Plan contains a cashless exercise feature whereby an option that is eligible for exercise may be exercised on a cashless basis instead of a participant making a cash payment for the aggregate exercise price of the options. When a participant elects the cashless exercise of options by providing the prescribed form of notice of cashless exercise to the Company specifying the number of options to be exercised for cash, the exercise price of the options is advanced by an independent brokerage firm, the advance is deducted from the proceeds of sale of the Common Shares issued on exercise, and the remaining proceeds or Common Shares are paid to the participant after deducting any withholding tax or other withholding liabilities.

Outstanding share-based awards and option-based awards

The following table provides details with respect to outstanding option-based awards and share-based awards, granted to the Named Executive Officers and outstanding as at December 31, 2013.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share based awards not paid out or distributed
Mark J. Morabito	250,000(2) 250,000(3) 400,000(3)	1.50 1.60 3.70	2015-03-03 2015-11-08 2016-02-09	45.000 20,000 Nil	Nil	Nil	Nil
Tayfun Eldem	1,000,000(3)	3.20	2016-07-06	Nil	Nil	Nil	Nil
Keith Santorelli	300,000(3)(4)	2.78	2016-10-19	Nil	Nil	Nil	Nil
François Laurin	100,000(3) 350,000(3)	2.21 1.16	2016-12-05 2018-06-10	Nil 182,000	Nil	Nil	Nil
Brian Penney	300,000(3) 200,000(3)	3.40 2.53	2016-04-04 2016-10-03	Nil Nil	Nil	Nil	Nil
Bernard Potvin	250,000(3)	2.81	2016-11-01	Nil	Nil	Nil	Nil

(1)	Based on the closing price of the Common Shares on the Toronto Stock Exchange on December 31, 2013, being $1.68 per share.
(2)
Options are exercisable for a period of five years and vest over a period of one year such that 25% become available for exercise on each of the three, six, nine and twelve month anniversaries of the date of grant.

(3)
Options are granted for a five year term and vest over a period of two years such that 25% become available for exercise on each of the sixth, twelfth, eighteenth and twenty-fourth month anniversaries of the date of grant.

(4)	These options were cancelled on December 31, 2013.

Incentive plan awards – value vested or earned during the financial year ended December 31, 2013

The following table provides information regarding value vested or earned through incentive plan awards by the Named Executive Officers during the financial year ended December 31, 2013:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Mark J. Morabito	Nil(2)	Nil	Nil
Tayfun Eldem	Nil(3)	Nil	Nil
Keith Santorelli	Nil(4)	Nil	Nil
François Laurin	34,125(5)	Nil	Nil
Brian Penney	Nil(6)	Nil	Nil
Bernard Potvin	Nil(7)	Nil	Nil

(1)
This amount is calculated based on the dollar value that would have been realized by determining the difference between the closing market price of the Common Shares and the exercise price of the options on the vesting date. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)	100,000 options exercisable at $3.70 per share vested on February 9, 2013. The closing price of the Common Shares on the TSX on February 8, 2013 was $1.45 per share.
(3)	250,000 options exercisable at $3.20 per share vested on January 6, 2013. The closing price of the Common Shares on the TSX on January 5, 2013 was $1.01.
(4)	75,000 options exercisable at $2.78 per share vested on October 19, 2013. The closing price of the Common Shares on the TSX on October 18, 2013 was $1.50 per share.
(5)
25,000 options exercisable at $2.21 per share vested on December 5, 2013 and 87,500 options exercisable at $1.16 per share vested on December 10, 2013. The closing prices of the Common Shares on the TSX on December 5, 2013 and December 10, 2013 were $1.52 per share and $1.55 per share, respectively.

(6)
50,000 options exercisable at $2.53 per share vested on April 3, 2013, 75,000 options exercisable at $3.40 per share vested on April 4, 2013 and 50,000 options exercisable at $2.53 per share vested on October 3, 2013.  The closing price of the Common Shares on the TSX on April 3, 2013, April 4, 2013 and October 3, 2013 were $1.23 per share, $1.18 per share and $1.54 per share, respectively.

(7)
62,500 options exercisable at $2.81 per share vested on May 1, 2013 and 62,500 options exercisable at $2.81 per share vested on November 1, 2013. The closing prices of the Common Shares on the TSX on May 1, 2013 and November 1, 2013 were $1.04 per share and $1.77 per share, respectively.

Pension Plan Benefits

The Company does not have any pension or retirement plans or arrangements for its Named Executive Officers.

Termination and Change of Control Benefits

The Company has entered into consulting or employment agreements with each of the Named Executive Officers. A description of each consulting or employment agreement with the Named Executives Officers is set forth below.

For the purposes of the consulting or employment agreements:

•
A “Change of Control” is defined as the acquisition by any person (person being defined as an individual, a corporation, a partnership, an unincorporated association or organization, a trust, a government or department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual and an associate or affiliate of any thereof as such terms are defined in the Canada Business Corporations Act) of: (1) shares or rights or options to acquire shares of the Company or securities which are convertible into shares of the Company or any combination thereof such that after the completion of such acquisition such person would be entitled to exercise 50% or more of the votes entitled to be cast at a meeting of the shareholders of the Company;  (2) shares or rights or options to acquire shares, or their equivalent, of any material subsidiary of the Company or securities which are convertible into shares of the material subsidiary or any combination thereof such that after the completion of such acquisition such person would be entitled to exercise 50% or more of the votes entitled to be cast a meeting of the shareholders of the material subsidiary; or (3) more than 50% of the material assets of the Company, including the acquisition of more than 50% of the material assets of any material subsidiary of the Company.

•
“Good Reason” means without the employee’s written consent, the occurrence of any of the following circumstances: (i) reduction by the Company in the employee’s base salary; (ii) the failure of the employee to be appointed or re-appointed to the employee’s position with the Company; (iii) a material diminution in the employee’s duties or the assignment to the employee of any duties inconsistent with his position and status with the Company, provided however that in the event of a Change of Control, the mere fact that the Company ceases to be publicly traded or becomes a subsidiary of another corporation shall not constitute Good Reason; (iv) a change in the employee’s reporting relationship such that the Employee no longer reports directly to his current supervisor; or (v) a relocation of place of work.

Mark J. Morabito

MJM Consulting Corp. (“MJM”) has an agreement with the Company pursuant to which MJM provides the services of Mr. Morabito to provide management and operational consulting services to the Company in the capacity of Executive Chairman of the Company. Effective as of October 31, 2012, the base fees for Mr. Morabito’s services are $41,667 per month, plus applicable tax, together with reimbursement for travel and other business expenses incurred on behalf of the Company, and bonuses (including additional grants of options) as the Board of Directors may from time to time determine.

This agreement may be terminated at any time prior to September 30, 2014 (the termination date), by making a payment to MJM that is equivalent to the base fees remaining to be paid under the term of this agreement in the form of a lump sum payment within thirty (30) days of the termination date. However, in the event that there is a Change of Control of the Company, either the Company or MJM will have one year from the date of such Change of Control to elect to have the MJM’s appointment terminated. In the event that such an election is made, the Company will be obliged to make a lump sum termination payment to MJM that is equivalent to 36 months base fees plus an amount that is equivalent to all cash bonuses paid to MJM in the 36 months prior to the Change of Control.

Tayfun Eldem

On July 4, 2011, as amended on September 7, 2011, the Company entered into an agreement (the “Eldem Consulting Agreement”) with Eldem Consulting Inc. (“Eldem Consulting”), pursuant to which Eldem Consulting provides the services of Mr. Eldem to provide management, operational and engineering consulting services to the Company in the capacity as the President & Chief Executive Officer of the Company. On December 1, 2013, the Eldem Consulting Agreement was terminated and the Company entered into an employment agreement with Tayfun Eldem dated December 1, 2013 pursuant to which Mr. Eldem became an employee of the Company.  During the year ended December 31, 2013, the base fees (or salary) for Mr. Eldem’s services were $32,187.50 per month, plus applicable tax, together with reimbursement for travel and other business expenses incurred on behalf of the Company, and an annual targeted bonus in the amount of 75% of the annual base fees plus applicable tax.

The term of the employment agreement shall continue until terminated.  The employment agreement may be terminated at any time by the Company without cause by making a payment to Mr. Eldem that is equivalent to (i) twelve (12) months base salary, plus (ii) an additional month of base salary for each completed year of service, plus (iii) a prorated bonus covering the combined notice periods outlined in (i) and (ii) using 100% of Mr. Eldem’s targeted bonus for the year of termination. In addition, Mr. Eldem’s benefits will be continued until the earlier of the date he commences employment with a new employer and 12 months from termination.  However, in the event that there is a Change of Control of the Company and within one year from the date of such Change of Control either (i) the Company terminates Mr. Eldem’s employment agreement or (ii) Mr. Eldem resigns from his employment with the Company for Good Reason, the Company will be obliged to make a lump sum termination payment to Mr. Eldem that is equivalent to 36 months base salary plus an amount that is equivalent to all cash bonuses paid to Mr. Eldem in the 36 months prior to the Change of Control.

Keith Santorelli

On October 19, 2011 the Company entered into an employment agreement with Keith Santorelli, whereby Mr. Santorelli agreed to act in the capacity of Chief Financial Officer of the Company.  During the year ended December 31, 2013, the base salary for Mr. Santorelli’s services was $20,291.66 per month, together with reimbursement for travel and other business expenses incurred on behalf of the Company, and an annual targeted bonus in the minimum amount of 50% of the annual base salary.

The term of this agreement was to continue until terminated.  The agreement could be terminated at any time by the Company without cause by making a payment to Mr. Santorelli that is equivalent to twelve (12) months base salary.  However, in the event that there is a Change of Control of the Company, either the Company or Mr. Santorelli would have one year from the date of such Change of Control to elect to have the Mr. Santorelli’s appointment terminated. In the event that such an election is made, the Company would have been be obliged to make a lump sum termination payment to Mr. Santorelli that is equivalent to 36 months base fees plus an amount that is equivalent to all cash bonuses paid to Mr. Santorelli in the 36 months prior to the Change of Control.  Mr. Santorelli resigned as Chief Financial Officer on June 17, 2013 and his employment agreement was terminated.

François Laurin

On June 6, 2013, the Company entered into an employment agreement with François Laurin, whereby Mr. Laurin agreed to act in the capacity of Chief Financial Officer of the Company.  During the year ended December 31, 2013, the base salary for Mr. Laurin’s services was $24,166.66 per month, together with reimbursement for travel and other business expenses incurred on behalf of the Company, and an annual targeted bonus in the minimum amount of 50% of the annual base salary.

The term of the employment agreement shall continue until terminated.  The employment agreement may be terminated at any time by the Company without cause by making a payment to Mr. Laurin that is equivalent to (i) twelve (12) months base salary, plus (ii) an additional month of base salary for each completed year of service, plus (iii) a prorated bonus covering the combined notice periods outlined (i) and (ii) using 100% of Mr. Laurin’s targeted bonus for the year of termination. In addition, Mr. Laurin’s benefits will be continued until the earlier of the date he commences employment with a new employer and 12 months from termination. However, in the event that there is a Change of Control of the Company and within one year from the date of such Change of Control either (i) the Company terminates Mr. Laurin’s employment agreement or (ii) Mr. Laurin resigns from his employment with the Company for Good Reason, the Company will be obliged to make a lump sum termination payment to Mr. Laurin that is equivalent to 36 months base salary plus an amount that is equivalent to all cash bonuses paid to Mr. Laurin in the 36 months prior to the Change of Control.

Brian Penney

On April 1, 2013, the Company entered into an employment agreement with Brian Penney, whereby Mr. Penney agreed to act in the capacity of Chief Operating Officer of the Company.  During the year ended December 31, 2013, the base salary for Mr. Penney’s services was $22,916.66 per month, together with reimbursement for travel and other business expenses incurred on behalf of the Company, and an annual targeted bonus in the minimum amount of 50% of the annual base salary.

The term of the employment agreement shall continue until terminated.  The agreement may be terminated at any time by the Company without cause by making a payment to Mr. Penney that is equivalent to twelve (12) months base salary.  However, in the event that there is a Change of Control of the Company and within one year from the date of such Change of Control either (i) the Company terminates Mr. Penney’s employment agreement or (ii) Mr. Penney resigns from his employment with the Company for Good Reason, the Company will be obliged to make a lump sum termination payment to Mr. Penney that is equivalent to 36 months base salary plus an amount that is equivalent to all cash bonuses paid to Mr. Penney in the 36 months prior to the Change of Control.

Bernard Potvin

On October 26, 2011 the Company entered into an employment agreement with Bernard Potvin, whereby Mr. Potvin agreed to act in the capacity of Executive Vice President, Project Delivery of the Company.  During the year ended December 31, 2013, the base salary for Mr. Potvin’s services were $21,250.00 per month, together with reimbursement for travel and other business expenses incurred on behalf of the Company, and an annual targeted bonus in the minimum amount of 50% of the annual base salary.

The term of the employment agreement shall continue until terminated.  The agreement may be terminated at any time by the Company without cause by making a payment to Mr. Potvin that is equivalent to six (6) months base salary.  However, in the event that there is a Change of Control of the Company, either the Company or Mr. Potvin will have one year from the date of such Change of Control to elect to have the Mr. Potvin’s appointment terminated. In the event that such an election is made, the Company will be obliged to make a lump sum termination payment to Mr. Potvin that is equivalent to 36 months base fees plus an amount that is equivalent to all cash bonuses paid to Mr. Potvin in the 36 months prior to the Change of Control.

Change of Control

The following table shows estimated incremental payments triggered pursuant to termination of employment of a Named Executive Officer in the event of a Change of Control in accordance with the termination provisions described above:

Name(1),(2)	Mark Morabito	Tayfun Eldem	François Laurin	Brian Penney	Bernard Potvin
Severance Entitlement	36 months plus actual bonuses paid in prior 36 months	36 months plus actual bonuses paid in prior 36 months	36 months plus actual bonuses paid in prior 36 months	36 months plus actual bonuses paid in prior 36 months	36 months plus actual bonuses paid in prior 36 months
Severance Period	36 months	36 months	36 months	36 months	36 months
Severance Payment (Salary/ Fee Portion)	$1,500,000	$1,158,750	$870,000	$825,000	$765,000
Severance Payment (Bonus Portion)	$1,874,450	$964,450	$86,350	$96,600	$241,500
Unvested Stock Options(3)	Nil	Nil	$136,500	Nil	Nil
Benefits(4)	Nil	$21,091	$11,434	$18,778	$19,020
TOTALS	$3,374,450	$2,144,291	$1,104,284	$940,378	$1,025,520

(1)	The termination value assumes that the triggering event took place on the last business day of the Company’s financial year-end (December 31, 2013).
(2)
Mr. Santorelli resigned as Chief Financial Officer on June 17, 2013 and was paid $30,438 as severance after the Company exercised its option to terminate his employment before the end of his resignation notice period.

(3)
Subject to any resolution of the Board of Directors, if there is a Change of Control, all stock options vest immediately prior to such Change of Control. This calculation is based on the closing price of the Common Shares on the Toronto Stock Exchange on December 31, 2013, being $1.68 per share.

(4)	This amount includes health and medical plan premiums.

Termination Without Cause

The following table shows estimated incremental payments triggered pursuant to termination of employment of a Named Executive Officer in the event of a termination without cause in accordance with the termination provisions described above:

Name(1),(2)	Mark Morabito	Tayfun Eldem	François Laurin	Brian Penney	Bernard Potvin
Severance Entitlement	Remaining term of agreement to September 30, 2014	14 months plus prorated target bonus for the notice period	12 months plus prorated target bonus for the notice period	12 months	6 months
Severance Period	9 months	14 months	12 months	12 months	6 months
Severance Payment (Salary/ Fee Portion)	$375,000	$450,625	$290,000	$275,000	$127,500
Severance Payment (Bonus Portion)	Nil	$337,969	$145,000	Nil	Nil
Unvested Stock Options(3)	Nil	Nil	Nil	Nil	Nil
Benefits(4)	Nil	$7,030	$3,811	$6,259	$3,170
TOTALS	$375,000	$795,624	$438,811	$281,259	$130,670

(1)	The termination value assumes that the triggering event took place on the last business day of the Company’s financial year-end (December 31, 2013).
(2)
Mr. Santorelli resigned as Chief Financial Officer on June 17, 2013 and was paid $30,438 as severance after the Company exercised its option to terminate his employment before the end of his resignation notice period.

(3)	There is no acceleration of vesting on a termination without cause.
(4)	This amount includes health and medical plan premiums.

Director Compensation

Effective October 1, 2011, Alderon adopted a formal director compensation program. Prior to that date, no such formal program was in place. Under the formal director compensation program, non-executive directors of Alderon receive an annual board retainer of $20,000, the Non-Executive Chairman of the Board (currently none), receives an annual fee of $10,000, the Chair of the Audit Committee receives an annual fee of $5,000 and each of the Chairs of the Compensation and Nominating and Corporate Governance Committees receive an annual fee of $2,500. Each of the aforementioned fees is paid quarterly. The directors of the Company are also eligible to receive options to purchase Common Shares pursuant to the terms of the Plan.

The following table contains information about the compensation paid to, or earned by directors of the Company who were not Named Executive Officers. During the financial year ended December 31, 2013, the Company had a total of twelve directors who were not Named Executive Officers.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)(2)	Non-equity incentive plan compensation ($)(3)	Pension value ($)	All other compen-sation ($)	Total ($)
R.B. Humphrey(1) Director	2,865	Nil	Nil	Nil	Nil	Nil	2,865
David J. Porter Director	22,500	Nil	Nil	Nil	Nil	Nil	22,500
Matthew Simpson Director	20,000	Nil	Nil	Nil	Nil	Nil	20,000
Brian F. Dalton Director	20,000	Nil	Nil	Nil	Nil	Nil	20,000
John A. Baker Director	22,500	Nil	Nil	Nil	Nil	Nil	22,500
Christopher Noel Dunn(4) Director	20,358	Nil	Nil	Nil	Nil	Nil	20,358
John Vettese Director	20,000	Nil	Nil	Nil	Nil	Nil	20,000
Danny Williams Director	20,000	Nil	Nil	Nil	Nil	Nil	20,000
Zheng Liangjun Director	20,000	Nil	Nil	Nil	Nil	Nil	20,000
Tian Zejun Director	20,000	Nil	Nil	Nil	Nil	Nil	20,000
Lenard F. Boggio(5) Director	19,277	Nil	171,061	Nil	Nil	Nil	190,338
Diana Walters(6) Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)           Mr. Bruce Humphrey served as a director of the Company from March 3, 2010 to February 19, 2013.
(2)
The value of the option-based awards reflects the fair value of options granted on the applicable date of grant, which March 21, 2013. The fair value was computed using the Black Scholes option pricing model with the following assumptions: a) average risk-free interest rate of 1.05%; b) expected life of 2.5 years; c) the price of the stock on the grant date; d) expected volatility of 64.8% and e) no expected dividend payments. The Black Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.

(3)	Compensation received in the form of discretionary bonuses.
(4)           Mr. Christopher Noel Dunn served as a director from January 13, 2013 to December 9, 2013.
(5)           Mr. Lenard F. Boggio was appointed as a director of the Company on February 20, 2013.
(6)           Ms. Diana Walters was appointed as a director of the Company on December 10, 2013.

Changes to Director Compensation Programs

The Compensation Committee recently undertook a review of the Company’s director fee compensation structure. The Company’s current compensation is consistent with that of a junior exploration company; however, now that the Company is moving into the next phase of its growth and development, it was determined to be an appropriate time to adjust the director fee compensation structure to be more consistent with the Company’s peers at the development stage. The primary source of information for the Compensation Committee’s review was the report prepared by Korn/Ferry International entitled “Corporate Board Governance and Director Compensation in Canada – A Review of 2013.” This survey contains the results of a review of the director compensation practices of over 300 companies. The Compensation Committee made reference to the results of this survey generally without benchmarking to a specific group of companies within the survey. After review the Compensation Committee determined it was appropriate the following director fee compensations structure, which was subsequently approved by the Board of Directors. This compensation structure will not come into effect until July 1, 2014.

Fee Component	Amount
Directors Annual Retainer	$55,000
Audit Chair Annual Retainer	$18,000
Other Committee Chair Annual Retainer	$12,000
Committee Member Annual Retainer	$6,000
Options (Initial Award)	300,000

Incentive plan awards - Outstanding share-based awards and option-based awards granted to directors

The following table provides details with respect to outstanding option-based awards and share-based awards, granted to the directors of the Company who were not Named Executive Officers as at December 31, 2013.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed
R.B. Humphrey	200,000(2) 200,000(3) 100,000(3)	1.50 1.60 3.70	2015-03-03 2015-11-08 2016-02-09	36,000 16,000 Nil	Nil	Nil	Nil
David J. Porter	200,000(3) 100,000(3)	1.60 3.70	2015-11-08 2016-02-09	16,000 Nil	Nil	Nil	Nil
Matthew Simpson	250,000(3) 100,000(3) 200,000(3)	1.20 1.60 3.00	2015-07-22 2015-11-08 2015-12-20	120,000 16,000 Nil	Nil	Nil	Nil
Brian F. Dalton	400,000(3)	3.70	2016-02-09	Nil	Nil	Nil	Nil
John A. Baker	400,000(3)	3.70	2016-02-09	Nil	Nil	Nil	Nil
Christopher Noel Dunn	300,000(3)(4)	3.10	2017-03-27	Nil	Nil	Nil	Nil
John Vettese	300,000(3) 300,000(3)	3.10 1.95	2017-03-27 2017-09-12	Nil Nil	Nil	Nil	Nil
Danny Williams	750,000(3) 375,000(3)	2.41 3.10	2016-12-22 2017-03-27	Nil Nil	Nil	Nil	Nil
Zheng Liangjun	300,000(3)(5)	1.95	2017-09-12	Nil	Nil	Nil	Nil
Tian Zejun	300,000(3)(6)	1.95	2017-09-12	Nil	Nil	Nil	Nil
Lenard F. Boggio	300,000(3)	1.43	2018-03-21	75,000	Nil	Nil	Nil
Diana Walters	300,000(3)(4)	3.10	2017-03-27	Nil	Nil	Nil	Nil

(1)	Based on the closing price of the Common Shares on the Toronto Stock Exchange on December 31, 2013, being $1.68 per share.
(2)
Options are exercisable for a period of five years and vest over a period of one year such that 25% become available for exercise on each of the three, six, nine and twelve month anniversaries of the date of grant.

(3)
Options are exercisable for a period of five years and vest over a period of two years such that 25% become available for exercise on each of the six, twelve, eighteen and twenty-four month anniversaries of the date of grant.

(4)	Options granted in the name of LMM of which Mr. Dunn was the Managing Director and Ms. Walters is the President and Chief Executive Officer.

(5)
Options granted in the name of Zheng Liangjun in trust and for the sole benefit of HBIS International Holding (Canada) Co., Ltd., a wholly-owned subsidiary of Hebei. Ms. Liangjun is a Vice President of a subsidiary of Hebei.

(6)	Options granted in the name of Tian Zejun in trust and for the sole benefit of HBIS International Holding (Canada) Co., Ltd., a wholly-owned subsidiary of Hebei.

Incentive plan awards – value vested or earned during the financial year ended December 31, 2013

The following table provides information regarding value vested or earned through incentive plan awards by the directors of the Company who were not Named Executive Officers during the financial year ended December 31, 2013:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
R.B. Humphrey	Nil(2)	Nil	Nil
David J. Porter	Nil(3)	Nil	Nil
Matthew Simpson	Nil(4)	Nil	Nil
Brian F. Dalton	Nil(5)	Nil	Nil
John A. Baker	Nil(5)	Nil	Nil
Christopher Noel Dunn	Nil(6)	Nil	Nil
John Vettese	Nil(7)	Nil	Nil
Danny Williams	Nil(8)	Nil	Nil
Zheng Liangjun	Nil(9)	Nil	Nil
Tian Zejun	Nil(10)	Nil	Nil
Lenard F. Boggio	6,750(11)	Nil	Nil
Diana Walters	Nil(6)	Nil	Nil

(1)
This amount is calculated based on the dollar value that would have been realized by determining the difference between the closing market price of the Common Shares and the exercise price of the options on the vesting date. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)
25,000 options exercisable at $3.70 per share vested on February 9, 2013.  The closing price of the Common Shares on the TSX on February 8, 2013 was $1.45.  Mr. Humphrey resigned as a director effective February 19, 2013.

(3)	25,000 options exercisable at $3.70 per share vested on February 9, 2013. The closing price of the Common Shares on the TSX on February 8, 2013 was $1.45.
(4)	No options vested during the year ended December 31, 2013.
(5)	100,000 options exercisable at $3.70 per share vested on February 9, 2013. The closing price of the Common Shares on the TSX on February 8, 2013 was $1.45.
(6)
75,000 options exercisable at $3.10 per share vested on March 27, 2013 and 75,000 options exercisable at $3.10 per share vested on September 27, 2013.  The closing prices of the Common Shares on the TSX on March 27, 2013 and September 27, 2013 were $1.34 per share and $1.52 per share, respectively.  Options granted in the name of LMM of which Mr. Dunn was the Managing Director and Ms. Walters is the President and Chief Executive Officer.  Mr. Dunn resigned as a director on December 9, 2013.

(7)
75,000 options exercisable at $1.95 per share vested on March 12, 2013. 75,000 options exercisable at $3.10 per share vested on March 27, 2013, 75,000 options exercisable at $1.95 per share vested on September 12, 2013 and 75,000 options exercisable at $3.10 per share vested on September 27, 2013.  The closing prices of the Common Shares on the TSX on March 12, 2013, March 27, 2013, September 12, 2013 and September 27, 2013 were $1.37 per share, $1.34 per share, $1.45 per share and $1.52 per share, respectively.

(8)
93,750 options exercisable at $3.10 per share vested on March 27, 2013, 187,500 options exercisable at $2.41 per share vested on June 22, 2013, 93,750 options exercisable at $3.10 per share vested on September 27, 2013 and 187,500 options exercisable at $2.41 per share vested on December 22, 2013.  The closing prices of the Common Shares on the TSX on March 27, 2013, June 21, 2013, September 27, 2013 and December 20, 2013 were $1.34 per share, $0.99 per share, $1.52 per share and $1.58 per share, respectively.

(9)
75,000 options exercisable at $1.95 per share vested on March 12, 2013 and 75,000 options exercisable at $1.95 per share vested on September 12, 2013. The closing prices of the Common Shares on the TSX on March 12, 2013 and September 12, 2013 were $1.37 per share and $1.45 per share, respectively.  Options granted in the name of Zheng Liangjun in trust and for the sole benefit of HBIS International Holding (Canada) Co., Ltd., a wholly-owned subsidiary of Hebei. Ms. Liangjun is a Vice President of a subsidiary of Hebei.

(10)
75,000 options exercisable at $1.95 per share vested on March 12, 2013 and 75,000 options exercisable at $1.95 per share vested on September 12, 2013. The closing prices of the Common Shares on the TSX on March 12, 2013 and September 12, 2013 were $1.37 per share and $1.45 per share, respectively.  Options granted in the name of Tian Zejun in trust and for the sole benefit of HBIS International Holding (Canada) Co., Ltd., a wholly-owned subsidiary of Hebei. Mr. Zejun is a Vice President of a subsidiary of Hebei.

(11)	75,000 options exercisable at $1.43 per share vested on September 21, 2013. The closing price of the Common Shares on the TSX on September 20, 2013 was $1.52.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than routine indebtedness, no current or former director, executive officer or senior officer of the Company, employee or any proposed nominee for election as a director of the Company, or any associate or affiliate of any such director, executive officer or senior officer, employee or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee or similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

MANAGEMENT CONTRACTS

King & Bay West Management Corp.

The Company has an arrangement with King & Bay West Management Corp. (“King & Bay West”) of Suite 1240, 1140 West Pender Street, Vancouver, British Columbia V6E 4G1, to provide services and facilities to the Company. King & Bay West is a private company which is owned by Mark Morabito, Executive Chairman of the Company.  King & Bay West provides the Company with administrative and management services. The services provided by King & Bay West include certain administrative, management, geological, legal and regulatory, corporate development, information technology support and investor relations services. The fees for these management services are determined and allocated to the Company based on the cost or value of the services provided to the Company as determined by King & Bay West, and the Company reimburses King & Bay West for such costs on a monthly basis.

During the financial year ended December 31, 2013, the Company incurred $1,493,494 (excluding taxes) for management services provided by King & Bay West, of this amount $902,675 was for King & Bay West personnel provided to the Company and $590,819 was for overhead and third party costs incurred by King & Bay West on behalf of the Company.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out particulars of the compensation plans and individual compensation arrangements under which equity securities of the Company are authorized for issuance as of December 31, 2013.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	14,830,000	$2.46	1,670,000
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	14,830,000	$2.46	1,670,000
(1)	At December 31, 2013, the Company had a “fixed” Plan that reserved for issuance 16,500,000 shares.

For a description of the material features of the Plan please see “Statement of Executive Compensation – Option-based Awards.”

AUDIT COMMITTEE

For information regarding the Audit Committee, see the Company’s annual information form (the “AIF”) dated December 31, 2013 under the heading, “Audit Committee”, including a copy of the audit committee charter which is attached to the AIF as Schedule “A”. The AIF is available under the Company’s profile at www.sedar.com.

During the Company’s most recent financial year, the members of the Audit Committee were Bruce Humphrey, David J. Porter and Noel Dunn, each of whom were independent and financially literate for purposes of applicable securities laws and the rules and regulations of the NYSE MKT. Bruce Humphrey resigned as a director and member of the Audit Committee effective February 19, 2013, and was replaced by Lenard F. Boggio who is financially literate and independent within the meaning of applicable securities laws and the rules and regulations of the NYSE MKT.  Noel Dunn resigned from the Audit Committee effective February 20, 2013 and was replaced by Brian Dalton who is financially literate and independent within the meaning of applicable securities laws and the rules and regulations of the NYSE MKT.

As at the date of this Information Circular, the Company’s Audit Committee is comprised of three directors: Lenard F. Boggio, Brian Dalton and David J. Porter. As defined in National Instrument 52-110 – Audit Committees (“NI 52-110”), Lenard F. Boggio, Brian Dalton and David J. Porter are all independent within the meaning of applicable securities laws and the rules and regulations of the NYSE MKT and financially literate.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

On June 30, 2005, the Canadian Securities Administrators introduced in final form National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”). The Company has reviewed its own corporate governance practices in light of the NP 58-201 guidelines.  In certain cases, the Company’s practices comply with NP 58-201, however, the Board of Directors believes that some of the guidelines are not suitable for the Company at its current stage of development and therefore certain guidelines have not been adopted. Set out below is a description of certain corporate governance practices of the Company, as required by NI 58-101.

Board of Directors

NP 58-201 recommends that boards of directors of reporting issuers be composed of a majority of independent directors.  NI 52-110 sets out the standard for director independence under applicable Canadian securities laws.  Under NI 52-110, a director is independent if he or she has no direct or indirect material relationship with the Company.  A material relationship is a relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. As at December 31, 2013, the Board of Directors consisted of eleven directors, five of which, were independent.

The current Board of Directors consists of eleven directors with five of the eleven directors considered independent.  Tayfun Eldem is the President and CEO of the Company and is therefore not considered independent.  Mark Morabito is the Executive Chairman of the Company and is therefore not considered independent. John Baker is a partner at McInnes Cooper and provides legal services to the Company and therefore is not independent. John Vettese is a partner at Cassels Brock & Blackwell LLP, legal counsel to the Company, and is therefore not independent.  Zheng Liangjun and Tian Zejun are affiliated with the Company due to their relationship with Hebei and are therefore not independent. Matthew Simpson served as Chief Operating Officer for the Company until May 7, 2011 and therefore was not considered independent during the financial year ended December 31, 2013. However, as three years have elapsed since the date of his resignation, Mr. Simpson is currently considered independent.  Brian Dalton, Diana Walters, Lenard F. Boggio and David Porter are also independent directors under applicable Canadian securities laws.  While serving as a director of the Company until February 19, 2013, Bruce Humphrey was considered independent.  While serving as a director until his resignation on December 9, 2013, Christopher Noel Dunn was considered independent.  While serving as a director of the Company until February 19, 2014, Danny Williams was considered independent.

The proposed Board of Directors will have six independent directors: Brian Dalton, Diana Walters, Lenard F. Boggio, David Porter, Ian Ashby and Adrian Loader, and six non-independent directors: Mark Morabito, Tayfun Eldem, John Baker, John Vettese, Zheng Liangjun and Tian Zejun. As a result, a majority of the Board of Directors will not be independent. The Board of Directors believes that Management is effectively supervised by the independent directors of the Company on an informal basis, as the independent directors are actively and regularly involved in reviewing the operations of Alderon and have regular and full access to management.

The independent directors do not hold regularly scheduled meetings at which non-independent directors are not in attendance. However, during the course of a directors’ meeting, if a matter is more effectively dealt with without the presence of directors who are also members of Management, the independent directors ask members of Management to leave the meeting, and the independent directors are able to discuss matters in camera. In addition, during meetings of the Audit Committee, non-independent directors, executives officers and other guests attending these meetings are asked to withdraw from these meetings for a certain period at the end of each meeting to allow the three independent directors on the Audit Committee to discuss issues freely among themselves in camera. During 2013, in camera sessions occurred in all four Audit Committee meetings.

The Chair of the Board of Directors is not an independent director and the Company does not have a lead director. The Board is of the view that appropriate structures and procedures are in place (discussed below) to allow the Board to function independently of management while continuing to provide the Company with the benefit of having a Chairman of the Board with extensive experience and knowledge of the Company’s business.

The Nominating and Corporate Governance Committee, which is constituted of a majority of independent directors, is responsible for identifying whether the Board is effective. Specifically, this committee reviews with the Board, on a regular basis and at least annually, the role of the Board, the terms of reference of each of the committees of the Board and the methods and processes by which the Board fulfills its duties and responsibilities.

As well, to facilitate the Board operating independently of management, the following processes are in place:

•	the Board holds in-camera meetings with the non-management directors;

•	at Board meetings, members of management, including the President & Chief Executive Officer and Executive Chairman, are not present for the discussion and determination of certain matters;

•	under the Company’s Articles any one director may call a Board meeting;

•	the compensation of the President & Chief Executive Officer and Executive Chairman is considered in their absence by the Compensation Committee at least annually; and

•	in addition to the standing committees of the Board, independent committees are appointed from time to time, when appropriate.

Meetings of the Board and Committees of the Board

Alderon’s Board meets quarterly and at other times when it is necessary and desirable to transact business of Alderon.  Each committee of Alderon’s Board meets at least once each year or more frequently as deemed necessary by the applicable committee.  The Audit Committee meets every quarter.  The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which Alderon faces from time to time. During the financial year ended December 31, 2013 Alderon’s Board met nine times, the Audit Committee met four times, the Compensation Committee met two times, the Nominating and Corporate Governance Committee met once, and the Project Finance Committee met four times. The following table provides details regarding director attendance at Board and committee meetings held during each director’s tenure on Alderon’s Board and his or her respective committees during the financial year ended December 31, 2013.

Director Attendance Record
Director	Board	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Project Finance Committee(1)
Mark J. Morabito	9 of 9	N/A	N/A	N/A	4 of 4
Tayfun Eldem	9 of 9	N/A	N/A	N/A	4 of 4
R. Bruce Humphrey(2)	2 of 2	N/A	N/A	N/A	N/A
John A. Baker	7 of 9	N/A	N/A	1 of 1	N/A
Brian Dalton	9 of 9	4 of 4	N/A	N/A	N/A
David Porter	9 or 9	4 of 4	2 of 2	1 of 1	N/A
Matthew Simpson	6 of 9	N/A	N/A	N/A	N/A
Christopher Noel Dunn(3)	9 of 9	N/A	N/A	1 of 1	2 of 3
John Vettese	7 of 9	N/A	1 of 2	N/A	4 of 4

Director Attendance Record
Director	Board	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Project Finance Committee(1)
Danny Williams(4)	6 of 9	N/A	N/A	N/A	N/A
Zheng Liangjun	9 of 9	N/A	N/A	N/A	N/A
Tian Zejun	6 of 9	N/A	N/A	N/A	N/A
Lenard F. Boggio(5)	7 of 7	4 of 4	2 of 2	N/A	N/A
Diana Walters(6)	N/A	N/A	N/A	N/A	N/A

(1)	The Project Finance Committee was formed on March 21, 2013.
(2)	Mr. Bruce Humphrey resigned as a director of the Company on February 19, 2013.
(3)	Mr. Christopher Noel Dunn resigned as a director of the Company on December 9, 2013
(4)	Mr. Danny Williams resigned as a director of the Company on February 19, 2014.
(5)	Mr. Lenard F. Boggio was appointed a director of the Company on February 20, 2013.
(6)	Ms. Diana Walters was appointed a director of the Company on December 10, 2013.

Directorships

Currently, the following existing directors and proposed directors serve on the following boards of directors of other public companies:

Director	Reporting Issuer Board Membership
Mark J. Morabito	Excelsior Mining Corp.
Matthew Simpson	Black Iron Inc.
John A. Baker	Altius Minerals Corporation
Brian F. Dalton	Altius Minerals Corporation
David J. Porter	Black Iron Inc.
Tayfun Eldem	Mason Graphite Inc.
Diana Walters	Platinum Group Metals Celeste Mining Corp.
John Vettese	Excelsior Mining Corp.
Zheng Liangjun	None.
Tian Zejun	None.
Lenard F. Boggio	Augusta Resource Corporation Great Western Minerals Group Ltd. Laurentian Goldfields Ltd. Polaris Minerals Corporation Sprott Resource Corp.
Ian Ashby	Nevsun Resources Ltd.
Adrian Loader	Oracle Coalfields plc Holcim Ltd. Sherritt International Corporation

Board Mandate

The Alderon Board does not have a written mandate. The duties and responsibilities of Alderon’s Board are to supervise the management of the business and affairs of Alderon and to act with a view towards the best interests of Alderon. Alderon’s Board delegates day-to-day management of Alderon to executive officers, relying on them to keep it apprised of all significant developments affecting Alderon. In discharging its mandate, Alderon’s Board is responsible for the oversight and review of the development of, among other things, the following matters: the strategic planning process of Alderon; identifying the principal risks of Alderon ‘s business and ensuring the implementation of appropriate systems to manage these risks; succession planning, including appointing, training and monitoring senior management; a communications policy for Alderon to facilitate communications with investors and other interested parties; and the integrity of Alderon’s internal control and management information systems.

Alderon’s Board also has the mandate to assess the effectiveness of Alderon’s Board as a whole, its committees and the contribution of individual directors. Alderon’s Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Project Finance Committee.

Position Descriptions

The Board has developed a written position description for the Executive Chairman. The Chair of each Board committee acts within the parameters set by their respective committee charters. The Board, has also developed a written position description for the President & Chief Executive Officer.

Orientation and Continuing Education

The Company provides an orientation program to new directors.  This program consists of:

•	A detailed briefing with the Executive Chairman.

•	A detailed briefing with the President & Chief Executive Officer.

•
The Company’s General Counsel providing education regarding directors’ responsibilities, corporate governance issues and recent and developing issues related to corporate governance and regulatory reporting.

•	Provision of the Company’s committee charters and corporate governance policy booklet to the new director.

•	Access to the Company’s independent directors, as required, for the new director to discuss the operation of the Company and the Board.

The Company also encourages senior management to participate in professional development programs and courses and supports Management’s commitment to training and developing employees.  The Board of Directors provides comprehensive information regarding the Company to new directors and continuing education for directors on an ad hoc basis in respect of issues that are necessary for them to understand to meet their obligations as directors. At least quarterly, directors are briefed on strategic issues affecting the Company, and these briefings include reviews of the competitive environment, the Company’s progress and performance relative to its peers, and any other developments that could materially affect the Company’s business. The briefings are conducted by the President & Chief Executive Officer, Chief Financial Officer and other members of the executive management team. Furthermore, the Nominating and Corporate Governance Committee is responsible for reviewing, monitoring and making recommendations regarding new director orientation and ongoing development of existing directors.

Ethical Business Conduct

Alderon’s Board expects Management to operate the business of Alderon in a manner that enhances Shareholder value and is consistent with the highest level of integrity. Management is expected to execute Alderon’s business plan and to meet performance goals and objectives. In February of 2011, Alderon’s Board adopted a Code of Business Conduct and Ethics (the “Code”), which is available on Alderon’s website at www.alderonironore.com. Before adopting the Code, the independent members of the Board of Directors monitored the activities of Management on an on-going basis to ensure that the highest standard of ethical conduct was maintained.

Compliance with the Code is based first and foremost on the cooperation and vigilance of all persons subject to the Code.  Each director, officer and employee and consultant is provided with a copy of the Code and is required to acknowledge in their employment or consulting contract, as applicable, that they have read, understood and agree to comply with the Code. The Nominating and Corporate Governance Committee is responsible for monitoring compliance with the Code by ensuring that all directors, officers, consultants and employees receive and become thoroughly familiar with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported to the Chairman of the Audit Committee or other appropriate person. The Board sets the tone for ethical conduct throughout the Company by considering and discussing ethical considerations when reviewing the corporate transactions of the Company.

The Code requires all employees, officers, directors and consultants of the Company to perform the responsibilities of their positions on the basis of what is in the best interests of the Company and free from the influence of personal considerations and relationships. No material change report has ever been filed that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

In February of 2012, the Company also adopted a Whistleblower Policy, as revised December 14, 2012, to address Alderon’s commitment to integrity, ethical behavior, and compliance with the Code by its personnel. The Company’s Whistleblower Policy sets out procedures for directors, officers, consultants and employees of Alderon to make good faith complaints concerning a suspicion of unethical behaviour of Alderon or any of its personnel.  The Company uses the services of an independent company, EthicsPoint, to receive confidential complaints by telephone or via the internet. The Board believes that providing a procedure for employees and officers to raise concerns about ethical conduct on an anonymous and confidential basis fosters a culture of ethical conduct within the Company

The Board endeavors to ensure that directors, officers and employees exercise independent judgement in considering transactions and agreements in respect of which a director, officer or employee of the Company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest and obtaining direction from the Nominating and Corporate Governance Committee regarding any potential conflicts of interest. In addition, in accordance with the Business Corporations Act (British Columbia) (the “Act”), if a director is a director or officer of, or has a material interest in, any person who is a party to a transaction or proposed transaction with the Company, that director is not entitled to vote on any directors’ resolutions in respect of such transaction, in most circumstances. The Nominating and Corporate Governance Committee monitors the disclosure of conflicts of interest to the Board by directors and ensures that no director will vote or participate in a discussion on a matter in respect of which such director has a material interest.  Committee Chairs perform the same function with respect to meetings of each Board committee.

Nomination of Directors

The Nominating and Corporate Governance Committee is responsible for recommending to the Board, on an annual basis, nominees for election as directors for the next annual meeting of Shareholders and analyzing the needs of the Board and recommending nominees who meet such needs, when vacancies arise on the Board.  The Nominating and Corporate Governance Committee is currently comprised of John Baker, Diana Walters and David Porter. Each of David Porter and Diana Walters is considered an independent director and John Baker is not considered an independent director for purposes of applicable securities laws.

To encourage an objective nominating process, when considering potential Board nominees the Nominating and Corporate Governance Committee takes into account a number of factors, which may include the current composition of the Board, the ability of the individual candidate to contribute on an overall basis, the ability of the individual to contribute sufficient time and resources to the Board, the current and future needs of the Company, the individual’s direct experience with public companies in general and mining companies in particular as well as the individual’s skills and knowledge and the skills and knowledge of existing members of the Board.

The overall purpose of the Nominating and Corporate Governance Committee is to:

•	provide a focus on corporate governance that will enhance corporate performance;

•	assist the Company in its corporate governance responsibilities under applicable law;

•	establish criteria for Board and committee membership;

•	recommend composition of the Board and its committees; and

•	as circumstances arise, assess directors’ performance.

The Nominating and Corporate Governance Committee uses the following process to identify and nominate highly qualified and dedicated director candidates for election to the Board:

•
the Executive Chairman, the Chair of the Nominating and Corporate Governance Committee or other members of the Board identify the need to add new Board members, with careful consideration of the mix of qualifications, skills and experience represented on the Board;

•	the Nominating and Corporate Governance Committee coordinates the search for qualified candidates with input from management and other Board members;

•	the Nominating and Corporate Governance Committee may engage a candidate search firm to assist in identifying potential nominees, if it deems such engagement necessary and appropriate;

•	selected members of Management and the Board will interview prospective candidates;

•
the Nominating and Corporate Governance Committee will recommend a nominee and seek full Board endorsement of the selected candidate, based on its judgment as to which candidate will best serve the interests of the Shareholders;

•
the Nominating and Corporate Governance Committee may, to the extent it deems appropriate, consult with significant Shareholders of the Company or other Shareholders as part of the process of nominating new directors; and

•	the Nominating and Corporate Governance Committee will consider any candidates submitted by Shareholders on the same basis as any other candidate.

Compensation

Reference should be made to “Statement of Executive Compensation” for details regarding the Compensation Committee.

Other Board Committees

The Company does not have any standing committees other than the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee, except for the Project Finance Committee.

The members of the Project Finance Committee are John Vettese, David Porter, Mark Morabito and Tayfun Eldem. The Project Finance Committee has the following responsibilities:

•	to review and supervise the process to be carried out by the Company and its professional advisors in connection with the financing of the Kami Project (“Project Financing”);

•
to negotiate or supervise the negotiation of the terms of Project Financing of the Kami Project and any agreements necessary to give effect thereto, which terms will be subject to final approval by the Board of Directors of the Company;

•	to make a recommendation to the Board of Directors in respect of the approval of any Project Financing; and

•	to take such actions as in its opinion are necessary or desirable in the discharge of its responsibilities.

Assessments

The Board, its Committees and individual directors are currently not regularly assessed with respect to their effectiveness and contribution. However, the Executive Chairman meets with directors individually which facilitates a discussion of his or her contribution and that of other directors. When needed, time is set aside at a meeting of the Board for a discussion regarding the effectiveness of the Board and its committees. If appropriate, the Board then considers procedural or substantive changes to increase the effectiveness of the Board and its committees. On an informal basis, the Executive Chairman and Nominating and Corporate Governance Committee are responsible for reporting to the Board on areas where improvements can be made. Any agreed upon improvements required to be made are implemented and overseen by the Nominating and Corporate Governance Committee. A more formal assessment process will be instituted as, if, and when the Board considers it to be necessary.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed below, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

At the Meeting, Shareholders will be asked to approve the LMM Loan Conversion Resolution (defined below). Diana Walters, a current director of Alderon, has an interest in this transaction as she is the President and Chief Executive Officer of LMM. See “Particulars of Matters to be Acted Upon – Approval of LMM Loan Conversion.”

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth below, no informed person of the Company no Management nominee for election as a director of the Company,  nor an associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company’s most recently completed financial year or in a proposed transaction which has materially affected or would materially affect the Company other than as disclosed under the headings, “Statement of Executive Compensation”, “Fixing the Number of Directors and Election of Directors” and “Particulars of Matters to be Acted Upon”.

On March 15, 2013, Hebei contributed the remaining $119.9 million of the initial investment and Alderon contributed the Kami Property and related assets to The Kami Mine Limited Partnership (the “Kami LP”). In connection with Hebei’s contribution of the remaining $119.9 million of the initial investment, Alderon has provided confirmations to Hebei with respect to certain information rights related to the development of the Kami Project and to the expenditure of the initial investment.  Zheng Liangjun is a Vice President of a wholly-owned subsidiary of Hebei and Tian Zejun is a nominee of Hebei. Both Zheng Liangjun and Tian Zejun are current directors of Alderon.

On February 24, 2014, LMM provided the LMM Loan (defined below) in the amount of $22.0 million. Diana Walters is the President and Chief Executive Officer of LMM and current director of Alderon.

APPOINTMENT AND REMUNERATION OF AUDITOR

The persons named in the enclosed Instrument of Proxy will vote for the appointment of KPMG LLP, Chartered Accountants, of Montreal, Québec, as Auditors of the Company, to hold office until the next Annual General Meeting of the Shareholders at remuneration to be fixed by the directors.  KPMG LLP was first appointed as Auditors of the Company in April 2012.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval of LMM Loan Conversion

Background

On February 24, 2014, LMM provided a loan (the “LMM Loan”) to Alderon’s affiliate Kami LP in the amount of $22.0 million.  $21.0 million of the gross proceeds of the LMM Loan was used to fund the first security deposit that is required by Nalcor Energy in connection with the construction of a third transmission line from Churchill Falls to Labrador West. The remaining $1.0 million will be used for working capital purposes, including for the payment of the establishment fee and transaction costs. Commencing 12 months after the issuance of the LMM Loan, the principal amount of the LMM Loan and any accrued but unpaid interest, become convertible at LMM’s option into Common Shares of Alderon at a conversion price equal to $2.376 per common share. The LMM Loan is secured with a mortgage over the Kami Project and bears interest at a rate of 8% per annum, payable on June 30th and December 31st of each year. A 1.5% establishment fee was payable to LMM in connection with the LMM Loan. Subject to prepayment in accordance with the terms of the LMM Loan, the maturity date of the loan is December 31, 2018. For further information, a complete copy of the senior secured promissory note evidencing the LMM Loan is filed on the Company’s profile on SEDAR at www.sedar.com.

As the conversion of the principal amount of the LMM Loan could materially affect control (as such term is defined in the TSX Company Manual) of the Company, and the Common Shares that could be issued on the conversion of any accrued but unpaid interest could be issued at a price which is lower than the maximum discount allowed by the TSX, the TSX requires the Company to obtain the approval of its Shareholders, excluding LMM, prior to the issuance of Common Shares on the conversion of the principal or any interest amounts of the LMM Loan.

Currently LMM is the beneficial owner of 18,797,454 Common Shares representing approximately 14.44% of the issued and outstanding Common Shares and LMM has appointed Diana Walters as its nominee on the Board of Directors of the Company (see “Fixing the Number of Directors and Election of Directors – Election of Directors”). The table below sets out the potential number of Common Shares that could be held by LMM in the event that the entire principal amount of the LMM Loan, and all interest payable pursuant to the LMM Loan, is converted into Common Shares.

	Dollar Value	Number of Common Shares
Current LMM ownership of Common Shares	N/A	18,797,454
Maximum number of Common Shares issuable on conversion of the principal amount of LMM Loan	$22,000,000	9,259,259
Maximum number of Common Shares issuable on conversion of interest payable pursuant to the LMM Loan	$8,539,616	3,594,114
Total	-	31,650,827

If the entire principal amount of the LMM Loan, and all interest payable pursuant to the LMM Loan, is converted into Common Shares, LMM will hold 31,650,827 Common Shares or 22.13% of the then outstanding Common Shares (on a partially-diluted basis), assuming no further issuances of Common Shares prior to conversion).

Confirmation and Approval of the Conversion of the LMM Loan by Shareholders

At the Meeting, the Shareholders, excluding LMM, will be asked to approve the following by ordinary resolution (the “LMM Loan Conversion Resolution”):

“BE IT RESOLVED, as an ordinary resolution of the Shareholders of the Company, that:

1.
The issuance to LMM in accordance with the terms of the LMM Loan Agreement of (i) up to 9,259,259 Common Shares at a price of $2.376 per Common Share on the conversion of the principal amount of the LMM Loan; and (ii) up to 3,594,114 Common Shares at a price of $2.376 per Common Share on the conversion of accrued but unpaid interest under the LMM Loan, be and is hereby ratified, confirmed and approved; and

2.
Any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions.”

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting, excluding any Common Shares held by LMM, and its associates and affiliates. The number of Common Shares beneficially owned by LMM, and that will be excluded from voting, is 18,797,454 Common Shares representing approximately 14.44% of the issued and outstanding Common Shares.

The Company’s board of directors recommends a vote “FOR” the approval of the LMM Loan Conversion Resolution. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the approval of the LMM Loan Conversion Resolution.

Approval of Advance Notice Policy

Background

On May 7, 2014, the board of directors of the Company adopted an advance notice policy (the “Advance Notice Policy”) with immediate effect, a copy of which is attached to this Information Circular as Schedule A.  In order for the Advance Notice Policy to remain in effect following termination of the Meeting, the Advance Notice Policy must be ratified, confirmed and approved at the Meeting as set forth more fully below.

Purpose of the Advance Notice Policy

The directors of the Company are committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all Shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allowing Shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

The purpose of the Advance Notice Policy is to provide Shareholders, directors and Management of the Company with a clear framework for nominating directors. The Advance Notice Policy fixes a deadline by which holders of record of Common Shares must submit director nominations to the Company prior to any annual or special meeting of Shareholders and sets forth the information that a Shareholder must include in the notice to the Company for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of Shareholders.

Terms of the Advance Notice Policy

The following information is intended as a brief description of the Advance Notice Policy and is qualified in its entirety by the full text of the Advance Notice Policy, a copy of which is attached as Schedule A.  The terms of the Advance Notice Policy are summarized below.

The Advance Notice Policy provides that advance notice to the Company must be made in circumstances where nominations of persons for election to the board of directors are made by Shareholders of the Company other than pursuant to: (i) a “proposal” made in accordance with the the Act; or (ii) a requisition of the Shareholders made in accordance section 167 of the Act.

Among other things, the Advance Notice Policy fixes a deadline by which holders of record of Common Shares must submit director nominations to the corporate secretary of the Company prior to any annual and/or special meeting of Shareholders and sets forth the specific information that a Shareholder must include in the written notice to the secretary of the Company for an effective nomination to occur. No person will be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Advance Notice Policy.

In the case of an annual meeting of Shareholders, notice to the Company must be made not less than 30 nor more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 40 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of Shareholders (which is not also an annual meeting), notice to the Company must be  made  not  later  than  the  close  of  business  on  the 15th day following  the  day  on  which the first public announcement of the date of the special meeting was made.

The board of directors of the Company may, in its sole discretion, waive any requirement of the Advance Notice Policy.  Amendments are allowed to be made by the Board to adopt such laws, regulations, forms, rules or policies as required or recommended or allowed by securities regulatory agencies or stock exchanges, or as otherwise determined by the Board to meet or exceed industry standards.

Confirmation and Approval of Advance Notice Policy by Shareholders

If the Advance Notice Policy is approved at the Meeting, the Advance Notice Policy will continue to be effective and in full force and effect in accordance with its terms and conditions beyond the termination of the Meeting. Thereafter, the Advance Notice Policy will be subject to an annual review by the board of directors of the Company, and will be updated to the extent needed to reflect changes required by securities regulatory agencies or stock exchanges, or so as to meet industry standards.

If the Advance Notice Policy is not approved at the Meeting, the Advance Notice Policy will terminate and be of no further force or effect from and after the termination of the Meeting.

At the Meeting, the Shareholders will be asked to approve the following by ordinary resolution (the “Advance Notice Policy Resolution”):

“BE IT RESOLVED, as an ordinary resolution of the Shareholders of the Company, that:

1.	The Company’s Advance Notice Policy (the “Advance Notice Policy”) as set forth in the Information Circular dated June 18, 2014 be and is hereby ratified, confirmed and approved;

2.
The board of directors of the Company be authorized in its absolute discretion to administer the Advance Notice Policy and amend or modify the Advance Notice Policy in accordance with its terms and conditions to the extent needed to reflect changes required by securities regulatory agencies or stock exchanges, so as to meet industry standards, or as otherwise determined to be in the best interests of the Company and its Shareholders; and

3.
Any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions.”

The Company’s board of directors recommends a vote “FOR” the approval of the Advance Notice Policy Resolution. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the approval of the Advance Notice Policy Resolution.

Approval of Stock Option Plan

At the Meeting, Shareholders will be asked to consider and, if thought advisable, approve the Company’s Stock Option Plan and all unallocated options under the Stock Option Plan.

Background

On June 6, 2012, the Shareholders of the Company approved the Company’s 2012 Stock Option Plan (the “2012 Plan”).  On June 20, 2013, the Shareholders of the Company approved an amendment to the 2012 Plan to increase the maximum number of stock options issuable under the 2012 Plan from 15,000,000 Common Shares to 16,500,000 Common Shares (the “2013 Plan”).  The 2013 Plan amended and restated the 2012 Plan.

On March 27, 2014, the Board of Directors of the Company amended the 2013 Plan to make certain technical amendments to the 2013 Plan, specifically to add a cashless exercise provision to the 2013 Plan (the “Amended Plan”). The Amended Plan amends and restates the 2013 Plan.

Currently the Company has options outstanding that will result in 14,805,000 Common Shares being issuable upon the exercise of such options, which represents approximately 11.38% of the current number of issued and outstanding Common Shares and 1,695,000 options available to be granted under the Amended Plan, representing approximately 1.30% of the current number of issued and outstanding Common Shares.

The Amended Plan is an evergreen plan which provides that if any option has been exercised, then the number of Common Shares into which such option was exercised shall become available to be issued upon the exercise of options subsequently granted under the Amended Plan. The rules of the TSX require that, if a listed issuer has a stock option plan that does not have a fixed maximum aggregate number of securities issuable under such plan (including an evergreen plan), the shareholders of the listed issuer must approve and re-affirm the unallocated options under the plan every three years.  As the three year-term prescribed by the TSX will expire on June 6, 2015, Shareholders will be asked to consider and, if thought advisable, pass an ordinary resolution approving the Amended Plan and all unallocated options under such plan (the “Stock Option Plan Resolution”).  The Stock Option Plan Resolution requires the approval of a simple majority of the votes cast by Shareholders voting in person or by proxy at the Meeting.

If the Stock Option Plan Resolution is passed, this approval will be effective until July 29, 2017.  If approval is not obtained at the Meeting, options which have not been allocated as of July 29, 2014 will not be available for grant.  Previously allocated options will not be affected by the approval or disapproval of the Stock Option Plan Resolution.

A full copy of the Amended Plan may be obtained at the offices of the Company located at Suite 1240, 1140 West Pender Street, Vancouver British Columbia, V6E 4G1, or by contacting the Company by telephone at (604) 681-8030, at any time before the Meeting.  A summary of the Amended Plan is set out above under the Heading: “Statement of Executive Compensation – Option Based Awards”.

At the Meeting Shareholders will be asked to consider and approve the following Stock Option Plan Resolution, with or without modification:

“RESOLVED, as an Ordinary Resolution, that:

1.
The Amended Plan and all unallocated options issuable pursuant the Amended Plan be and are hereby approved and authorized until July 29, 2017, being the date that is three years from Shareholder approval of the Amended Plan;

2.
The Company be and is hereby authorized to grant stock options pursuant to and subject to the terms and conditions of the Amended Plan entitling the option holders to purchase Common Shares of the Company;

3.
The Company be and is hereby authorized to abandon or terminate all or any part of the adoption of the Amended Plan, if the Board of Directors of the Company deems it appropriate and in the best interest of the Company to do so; and

4.
Any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions.”

The foregoing resolution must be approved by a simple majority of Shareholders.

The Company’s board of directors recommends a vote “FOR” the approval of the Stock Option Plan Resolution. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the approval of the Stock Option Plan Resolution.

OTHER MATTERS

It is not known if any other matters will come before the Meeting other than set forth above and in the Notice of Meeting, but if such should occur, the persons named in the accompanying Instrument of Proxy intend to vote on any poll, on such matters in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

ADDITIONAL INFORMATION

Additional information regarding the Company is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  Shareholders can obtain copies of the Company’s financial statements and management discussion and analysis of financial results by sending a request in writing to the Company by mail at 1240, 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1 or by email at info@alderonironore.com.  Financial information regarding the Company is provided in the Company’s audited comparative financial statements for the years ended December 31, 2013 and 2012 and in the accompanying management discussion and analysis, both of which are available on SEDAR at www.sedar.com.

DATED at Vancouver, British Columbia, this 18th day of June, 2014.

“Mark J. Morabito”
Mark J. Morabito
Executive Chairman

SCHEDULE A
to the Information Circular as at June 18, 2014 of
Alderon Iron Ore Corp.

ADVANCE NOTICE POLICY

ALDERON IRON ORE CORP.
(the “Corporation”)

INTRODUCTION

The Corporation is committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allowing shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

The purpose of this Advance Notice Policy (the “Policy”) is to provide shareholders, directors and management of the Corporation with a clear framework for nominating directors. This Policy fixes a deadline by which holders of record of common shares of the Corporation must submit director nominations to the Corporation prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

It is the position of the Corporation that this Policy is in the best interests of the Corporation, its shareholders and other stakeholders. This policy will be subject to an annual review, and will reflect changes as required by securities regulatory agencies or stock exchanges, or so as to meet industry standards.

NOMINATIONS OF DIRECTORS

1.
Subject only to the British Columbia Business Corporations Act (the “Act”), only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board of directors of the Corporation (the “Board”) may be made at any annual meeting of shareholders or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors:

a.	by or at the direction of the Board, including pursuant to a notice of meeting;

b.
by or at the direction or request of one or more shareholders pursuant to a “proposal” made in accordance with Part 5, Division 7 of the Act, or a requisition of the shareholders made in accordance with section 167 of the Act; or

c.
by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for below in this Policy and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who owns beneficially shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this Policy.

2.
In addition to any other requirements under applicable laws, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given notice thereof that is both timely (in accordance with paragraph 3 below) and in proper written form (in accordance with paragraph 4 below) to the Corporate Secretary of the Corporation at the principal executive offices of the Corporation.

3.	To be timely, a Nominating Shareholder’s notice to the Corporate Secretary of the Corporation must be made:

a.
In the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 40 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

b.
in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

The time periods for the giving of a Nominating Shareholder’s notice set forth above shall in all cases be determined based on the original date of the applicable annual meeting or special meeting of shareholders, and in no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of such notice.

4.	To be in proper written form, a Nominating Shareholder’s notice to the Corporate Secretary of the Corporation must set forth:

a.
as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person; (C) the citizenship of such person; (D) the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; (E) a statement as to whether such person would be “independent” of the Corporation (within the meaning of sections 1.4 and 1.5 of National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators, as such provisions may be amended from time to time) if elected as a director at such meeting and the reasons and basis for such determination; and (F) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

b.
as to the Nominating Shareholder giving the notice: (A) full particulars regarding any proxy, contract, agreement, arrangement or understanding pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Corporation; (B) the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the Nominating Shareholder as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (C) any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below).

The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

5.
No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this Policy; provided, however, that nothing in this Policy shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Act or the discretion of the Chairman. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

6.	For purposes of this Policy:

a.
“Affiliate”, when used to indicate a relationship with a person, shall mean a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified person;

b.
“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

c.	“Associate”, when used to indicate a relationship with a specified person, shall mean (A)

any corporation or trust of which such person owns beneficially, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of such corporation or trust for the time being outstanding, (B) any partner of that person, (C) any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity, (D) a spouse of such specified person, (E) any person of either sex with whom such specified person is living in conjugal relationship outside marriage, or (F) any relative of such specified person or of a person mentioned in clauses (D) or (E) of this definition if that relative has the same residence as the specified person;

d.
“Derivatives  Contract”  shall  mean  a  contract  between  two  parties  (the “Receiving Party” and the “Counterparty”) that is designed to expose the Receiving Party to economic benefits and risks that correspond substantially to the ownership by the Receiving Party of a number of shares in the capital of the Corporation or securities convertible into such shares specified or referenced in such contract (the number corresponding to such economic benefits and risks, the “Notional Securities”), regardless of whether obligations under such contract are required or permitted to be settled through the delivery of cash, shares in the capital of the Corporation or securities convertible into such shares or other property, without regard to any short position under the same or any other Derivatives Contract. For the avoidance of doubt, interests in broad-based index options, broad-based index futures and broad-based publicly traded market baskets of stocks  approved  for  trading  by  the  appropriate  governmental  authority  shall  not  be deemed to be Derivatives Contracts;

e.
“owned beneficially” or “owns beneficially” means, in connection with the ownership of shares in the capital of the Corporation by a person, (A) any such shares as to which such person or any of such person’s Affiliates or Associates owns at law or in equity, or has the right to acquire or become the owner at law or in equity, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, upon the exercise of any conversion right, exchange right or purchase right attaching to any securities, or pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (B) any such shares as to which such person or any of such person’s Affiliates or Associates has the right to vote, or the right to direct the voting, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (C) any such shares which are beneficially owned, directly or indirectly, by a Counterparty (or any of such Counterparty’s Affiliates or Associates) under any Derivatives Contract (without regard to any short or similar position under the same or any other Derivatives Contract) to which such person or any of such person’s Affiliates or Associates is a Receiving Party; provided, however that the number of shares that a person owns beneficially pursuant to this clause (C) in connection with a particular Derivatives Contract shall not exceed the number of Notional Securities with respect to such Derivatives Contract; provided, further, that the number of securities owned beneficially by each Counterparty (including their respective Affiliates and Associates) under a Derivatives Contract shall for purposes of this clause be deemed to include all securities that are owned beneficially, directly or indirectly, by any other Counterparty (or any of such other Counterparty’s Affiliates or Associates) under any Derivatives Contract to which  such  first  Counterparty  (or  any  of  such  first  Counterparty’s  Affiliates  or Associates) is a Receiving Party and this proviso shall be applied to successive Counterparties as appropriate; and (D) any such shares which are owned beneficially within the meaning of this definition by any other person with whom such person is acting jointly or in concert with respect to the Corporation or any of its securities; and

f.
“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

7.
Notwithstanding any other provision of this Policy, notice given to the Corporate Secretary of the Corporation pursuant to this Policy may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the Corporate Secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Corporate Secretary at the address of the principal executive offices of the Corporation, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

8.	Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this Policy.

EFFECTIVE DATE

This Policy was approved and adopted by the Board on May 7, 2014 (the “Effective Date”) and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date. Notwithstanding the foregoing, if this Policy is not approved by ordinary resolution of shareholders of the Corporation present in person or voting by proxy at the next meeting of those shareholders validly held following the Effective Date, then this Policy shall terminate and be void and of no further force and effect following the termination of such meeting of shareholders.

GOVERNING LAW

This Policy shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.